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PROSAVER® PLATINUM LOGO

A Modified Guaranteed Annuity	Issued by Protective Life Insurance Company P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330

   This Prospectus describes the ProSaver® Platinum Contract, a group and individual modified guaranteed annuity contract. This Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

   An Annuity Deposit of at least $10,000 is required to purchase a Contract. Any subsequent Deposit you want to add to your Contract must also be at least $10,000.

   You may allocate each Annuity Deposit to one or more investment periods, called Guaranteed Periods, from those we offer at the time you make the deposit. Each allocation to a Guaranteed Period must be at least $10,000. The amounts you allocate will earn interest for the selected period at the interest rate we offer at the time of your deposit.

   If you surrender your Contract, or any portion of it, before the end of a Guaranteed Period, we may assess a surrender charge on the amount you surrender. We will also apply a Market Value Adjustment to the amount you surrender, which could increase or decrease the value of your Contract. Under certain conditions, you may withdraw earned interest without a surrender charge or Market Value Adjustment. Surrenders and withdrawals of interest will be subject to income tax and may be subject to a 10% IRS penalty tax if taken before age 59 1/2.

   On the Annuity Commencement Date, we will apply your Net Account Value to the annuity option you have selected, or you may take that amount in one lump sum payment. The annuity payment options are (1) payments for a fixed period from five to thirty years, (2) life income with payments guaranteed for ten or twenty years, or (3) payments of a fixed amount until the amount we hold is exhausted.

   Please read this prospectus carefully. Investors should keep a copy for future reference.

The ProSaver Platinum Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk including the possible loss of investment principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2000.

    No one is authorized to make any statement that contradicts this prospectus. You must not rely upon any such statement. This prospectus is not an offer to inquire about, or purchase the securities described in any jurisdiction where it is unlawful to do so.

SUMMARY

Company: Protective Life Insurance Company, also referred to as "Protective," "we," "us" and "our."

What is the ProSaver Platinum Contract?	The ProSaver Platinum Contract is a modified guaranteed annuity contract issued by Protective. (See "The Contract," page 6.)
How is a Contract Issued?	We will issue the Contract when we receive and accept your complete application information and an initial Annuity Deposit. (See "Issuing a Contract," page 7.)
What is an Annuity Deposit?
The Annuity Deposit is the premium payment you send us to purchase or add to a Contract. You may send us more than one Annuity Deposit provided each Annuity Deposit is at least $10,000. We may refuse to accept an Annuity Deposit and we may limit the total Annuity Deposits we will accept. (See "Annuity Deposits," page 7.)
Can I cancel my contract?
You may cancel your Contract by returning it to us with a written cancellation request within the number of days after receiving it that your Contract specifies. This period will never be less than 10 days. When we receive your cancellation request we will treat the Contract as if it had never been issued. Depending on the laws of the state in which the Contract is delivered, the amount we will return will generally equal either 1) your total Annuity Deposit(s), or 2) the Account Value, adjusted by the Market Value Adjustment formula, on the date we receive your cancellation request. (See "Right to Cancel," page 7.)
How do my Annuity Deposits earn interest?
You allocate each Annuity Deposit (less applicable premium taxes) to one or more Guaranteed Periods. Each allocation to a Guaranteed Period must be at least $10,000. We establish a Sub-Account for each Guaranteed Period you select. The Sub-Account will earn interest at the Guaranteed Interest Rate for the entire Guaranteed Period. (See "Guaranteed Periods and Sub-Accounts," page 8.)
What happens at the end of a Guaranteed Period?
At the end of a Guaranteed Period you may: 1) surrender all or a part of your ending Sub-Account value without a surrender charge or Market Value Adjustment; 2) instruct us to apply the ending Sub-Account Value to one or more Guaranteed Periods that you may select from the Guaranteed Periods we are then offering; or 3) do nothing and a subsequent Guaranteed Period will automatically begin. (See "Guaranteed Periods and Sub-Accounts," page 8.)

Can I take money out of the contract before the end of a Guaranteed Period?	You may take money out of your Contract before the end of a Guaranteed Period by surrendering all or part of the Contract, or by withdrawing the interest earned during the prior contract year.

Surrenders: If you surrender all or part of your Contract before the end of a Guaranteed Period, we may deduct a surrender charge and we may apply a Market Value Adjustment to the amount surrendered. We will not deduct a surrender charge after the first seven years of any Guaranteed Period. (See "Surrender Charges," page 11, and "Market Value Adjustment," page 11.)

Interest withdrawals: Once each Contract year, you may withdraw some or all of the interest earned in your Contract in the prior Contract year. An automatic interest withdrawal program that allows monthly, quarterly, semi-annual or annual interest withdrawals may also be available. We will not deduct a surrender charge or apply a Market Value Adjustment to annual or automatic interest withdrawals. (See "Interest Withdrawals," page 10.)

Tax consequences and limitations: Surrenders and interest withdrawals may be subject to federal and state income taxes and, if taken prior to age 59 1/2, may be subject to a 10% federal tax penalty. (See "Federal Tax Matters, Taxation of Interest Withdrawals and Partial and Full Surrenders," page 20, and "Penalty Tax on Premature Distributions," page 21.) Surrenders and interest withdrawals from Contracts issued as qualified contracts under the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters, Qualified Retirement Plans," page 22.)
What is the surrender charge?
The surrender charge is a percentage of the amount that you surrender before the end of a Guaranteed Period. The maximum surrender charge for any Guaranteed Period is 6% and it declines to 0% after seven years. We do not apply the surrender charge to amounts that may be withdrawn as annual or automatic interest withdrawals. (See "Surrender Charges," page 11.)
What is a Market Value Adjustment?
The Market Value Adjustment is an amount we deduct from or add to amounts that you surrender before the end of a Guaranteed Period. The Market Value Adjustment formula is tied to market interest rates, as measured by the appropriate Treasury Rate. Generally, if the applicable Treasury Rate at the time of the surrender is more than 0.25% lower than the Treasury Rate associated with the Sub-Account, the Market Value Adjustment will increase the Surrender Value. Otherwise, the Market Value Adjustment will decrease the Surrender Value. Please see "The Market Value Adjustment," at

pages 11-13 of this Prospectus for a more complete explanation and examples of the Market Value Adjustment formula.
Does the contract provide a Death Benefit?
If you die before the Annuity Commencement Date, we will pay a death benefit, less any applicable premium tax, to your beneficiary. Generally, the death benefit will be the greater of the Account Value or the Net Account Value as of the date we receive the paperwork necessary to process the death claim, but there are other requirements and conditions. (See "Death Benefit," page 14.)
What annuity benefit does the contract provide?
On the Annuity Commencement Date we will pay the Net Account Value in a lump sum or apply that amount to the annuity option you select. Annuity options can provide periodic payments that are based on the life of one or two Annuitants, that are guaranteed for a fixed amount of time, or both. As a general rule, the Annuity Commencement Date cannot be after an Annuitant's 85th birthday. (See "Annuity Benefits," page 14.)
When is premium tax deducted?
If your Contract is subject to a premium tax, we will deduct it, according to applicable law, from the Annuity Deposits when we receive them, upon a full or partial surrender, from the Net Account Value when we apply it to an annuity option, or from the Death Benefit before we pay it. (See "Premium Tax," page 13.)
Is the Contract available for Qualified retirement plans?

The Contract may be issued for use with retirement plans receiving special federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code such as pension and profit sharing plans (including H.R. 10 plans), individual retirement accounts, and individual retirement annuities. Contracts issued for use with these qualified retirement plans are referred to as Qualified Contracts and these types of plans are referred to as Qualified Plans. (See "Federal Tax Matters," page 19.)

DESCRIPTION OF THE CONTRACT

    Contracts sold before May 1, 1996 vary significantly from those described below. Those contracts provide different rights and benefits, and the surrender charge and Market Value Adjustment may be calculated differently. Appendix A describes contracts offered from September 10, 1991 through April 30, 1996. Contracts offered before September 10, 1991 and certain Contracts offered after that date are described in Appendix B. You may always contact us if you have questions about your contract.

The Contract

    The ProSaver® Platinum Contract is a modified guaranteed annuity contract issued by Protective Life Insurance Company. Generally, this prospectus describes certificates issued under an allocated group modified guaranteed annuity contract issued by Protective to the Protective Financial Insurance Trust. AmSouth Bank, N.A. of Birmingham, Alabama is the Contract Holder, as the Trustee of the Protective Financial Insurance Trust. Eligible Owners include account holders of broker-dealers that have entered into a distribution agreement to offer the Contract. Eligible Owners also include employers and other entities and organized groups acceptable to us. The certificate we issue to an Owner summarizes the provisions of the group modified guaranteed annuity contract. The provisions of the group modified guaranteed annuity contract control whether or not they are included in the certificate. We will provide a copy of the group modified guaranteed annuity contract to an Owner upon request.

    In states where we do not issue a group contract, we will issue an individual modified guaranteed annuity contract directly to the Owner. In this prospectus, we will refer to both the certificates under the group Contract and the individual Contracts as a "Contract," and we will use the term "Owner" to describe the owners of group Contract certificates as well as the owners of individual Contracts. (See "Parties to the Contract," page 6.)

   Contracts are either Qualified or Non-Qualified. Qualified Contracts are used to fund pension and retirement programs that receive favorable tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. These include H.R. 10 (Keogh) Plans, Individual Retirement Accounts or Annuities (IRAs), Tax-Sheltered Annuity Programs or Annuities (TSAs), or corporate pension and profit sharing plans. Non-Qualified Contracts may also enjoy tax favored status. (See, "Federal Tax Matters," page 19.)

Parties to the Contract

    Company: Protective Life Insurance Company, also referred to as "Protective," "we," "us" and "our."

   Owner: The person or persons who own a group Contract certificate (sometimes called "Participants" in our contract language and literature) or who own an individual Contract. An Owner is entitled to exercise all rights and privileges provided in the Contract, without the consent of a group Contract Holder. Individuals as well as non-natural persons, such as corporations or trusts, may own a Contract; two persons may own a Contract together. In this prospectus, we may refer to Owners as "you" or "your." If an Annuitant is still alive, the Owner may transfer a Contract to a new Owner by making a written request to our administrative office.

   Beneficiary: The person or persons who may receive the benefits of a Contract upon the death of an Owner. We will treat the surviving Owner of a jointly owned Contract as the primary Beneficiary. If there is no surviving Owner, the primary Beneficiary is the person or persons so designated by the Owner and named in our records. The contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if no primary Beneficiary is living. In the case of some Qualified Contracts, Treasury Department Regulations may restrict who may be designated as a Beneficiary,

   If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If an Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

   Unless designated irrevocably, the Owner may change the Beneficiary by written notice prior to any Owner's death. If a Beneficiary is designated irrevocably, that Beneficiary's written consent is required before the Owner can change the Beneficiary designation or exercise certain other rights. Your request will be effective on the day you sign it. We will not be liable for any payments made to a former Beneficiary, however, unless we have first notified you that we have received your written request and all necessary written consents at our Administrative Office.

   Annuitant: The person on whose life annuity income payments may be based. The Owner is the Annuitant unless the Owner designates another person as the Annuitant.

   The Owner may change the Annuitant by written notice prior to the Annuity Commencement Date. If changing Annuitants, the Owner may not select an Annuitant whose 85th birthday comes before the end of any Guaranteed Period or the Annuity Commencement Date without our prior approval. If any Owner is not a natural person and changes the Annuitant, the change will be treated as the death of the Owner and the Death Benefit will be paid to the Beneficiary. (See "Death Benefit," page 14.)

   If an Annuitant who is not an Owner dies before the Annuity Commencement Date, the first Owner named on the application will become the new Annuitant unless the Owner had designated otherwise.

   Payee: The person or persons who, generally at the designation of the Owner, receive annuity income payments under the Contract.

Issuing a Contract

    You purchase a Contract by completing an application and making an Annuity Deposit of at least $10,000. After we issue a Contract, you may make additional Annuity Deposits of at least $10,000 each. Regardless of how many Annuity Deposits you make, we will generally only issue one Contract. We have the right to decline any application or any Annuity Deposit. When we sell Contracts to retirement plans or in connection with retirement plans, those retirement plans may or may not qualify for special tax treatment under the Internal Revenue Code.

   If we do not receive all of the necessary application information at our Administrative Office when we receive your Annuity Deposit, we will hold your Annuity Deposit while we attempt to complete the application. If the necessary application information is not complete after a reasonable time, we will inform you of the reason for the delay and we will return your Annuity Deposit unless you specifically consent to our holding it until the application is complete. Once we have all of your necessary application information, we will apply your Annuity Deposit to the appropriate Guaranteed Periods and issue a Contract.

   The date we apply your initial Annuity Deposit to the appropriate Guaranteed Periods is the Effective Date for the Contract. You will begin to earn interest under the Contract as of this date. The Contract Year is based on the anniversary of your Effective Date.

Right to Cancel

    You may cancel your Contract by returning it to us with a written cancellation request within the number of days after receiving it that your Contract specifies. Unless otherwise provided by law, this period will never be less than 10 days. You must return the Contract and cancellation request to our Administrative Office or to the sales representative who sold it to you. If you return the Contract by mail, the effective date of the return will be the postmark date on your properly addressed and postage paid envelope.

   Upon receiving your returned Contract and cancellation request, we will cancel the Contract and treat it as if it had never been issued. Your Contract will specify the amount we will return upon cancellation. Depending on the laws of the state in which the Contract is delivered, the amount we will return will generally equal either 1) your total Annuity Deposit(s), or 2) the Account Value, adjusted by the Market Value Adjustment formula, on the date we receive your cancellation request.

Annuity Deposits

    The Annuity Deposit is the premium payment you send us to purchase or add to a Contract. Generally, we only accept Annuity Deposits made prior to the Annuitant's 85th birthday and we have the right not to accept any Annuity Deposit if we so choose. The minimum Annuity Deposit is $10,000. We also have the right to limit the total Annuity Deposits we accept without prior approval. Currently, this amount is $1,000,000. You can make an Annuity Deposit in the form a check made out to Protective Life Insurance Company or by any other method we deem acceptable.

   You allocate Annuity Deposits, less any applicable premium tax, to one or more of the Guaranteed Periods available when you make the Annuity Deposit. You must allocate at least $10,000 to each Guaranteed Period you choose and you may not select a Guaranteed Period that extends beyond the Annuity Commencement Date.

Guaranteed Periods and Sub-Accounts

    A Guaranteed Period is the period of years during which we will credit the Guaranteed Interest Rate to a Sub-Account. Currently, we offer a variety of Guaranteed Periods up to 10 years, though all Guaranteed Periods may not be available in all states. You may not select a Guaranteed Period that extends past the Annuity Commencement Date for your Contract.

  Initial Guaranteed Period

    We will establish a Sub-Account for each Guaranteed Period to which you allocate an Annuity Deposit. Each Sub-Account earns interest at the Guaranteed Interest Rate in effect for that Guaranteed Period from the date the Annuity Deposit is credited to the Sub-Account through the end of the Guaranteed Period or until the Sub-Account is surrendered, if earlier.

  Subsequent Guaranteed Periods

    At the end of a Guaranteed Period, you may select from the following options:

  1.
  Surrender all or part of your ending Sub-Account value without a surrender charge or Market Value Adjustment;

  2.
  Instruct us to apply the ending Sub-Account value to one or more subsequent Guaranteed Periods that you select from the Guaranteed Periods we are then offering; or

  3.
  Do nothing and allow a subsequent Guaranteed Period automatically to begin.

  Surrenders at the end of a Guaranteed Period

    To surrender your ending Sub-Account value, you must request the surrender in writing no later than 10 days after the end of the expiring Guaranteed Period. If you surrender your ending Sub-Account value from a Non-Qualified Contract, any surrendered amount may be subject to income taxes, and a 10% IRS penalty tax may apply if you are not yet 59 1/2 years old.

  Selecting a subsequent Guaranteed Period

    To apply the ending Sub-Account value to one or more subsequent Guaranteed Periods, you must give us written instructions as to the Guaranteed Periods that you select no later than 10 days after the end of the expiring Guaranteed Period. You may select a subsequent Guaranteed Period only from the Guaranteed Periods we are offering at the time you make your selection. No subsequent Guaranteed Period may extend past the Annuity Commencement Date for your Contract. At least $10,000 must be allocated to any subsequent Guaranteed Period.

  Automatic subsequent Guaranteed Periods

    Unless you instruct otherwise, the Sub-Account Value at the end of an expiring Guaranteed Period will be allocated to a subsequent Guaranteed Period. The subsequent Guaranteed Period will be of the same duration as the expiring Guaranteed Period or, if we do not offer a Guaranteed Period of the same duration at that time or if such a Guaranteed Period would expire after the Annuity Commencement Date, the longest Guaranteed Period we offer that is shorter than the expiring Guaranteed Period and does not extend past the Annuity Commencement Date. The new Sub-Account will earn interest at the Guaranteed Interest Rate in effect for that subsequent Guaranteed Period when your Sub-Account Value is allocated to it.

  Guaranteed Interest Rates in subsequent Guaranteed Periods

    Your beginning Sub-Account value for any subsequent Guaranteed Period earns interest at the rate we have declared that is in effect for the subsequent Guaranteed Period(s) on the date your subsequent Guaranteed Period(s) begins. Our Guaranteed Interest Rates for subsequent Guaranteed Periods may differ from our Guaranteed Interest Rates for initial Guaranteed Periods of the same duration.

Guaranteed Interest Rates

    From time to time and at our sole discretion we set Guaranteed Interest Rates for each available Guaranteed Period. A Guaranteed Interest Rate credited to a Sub-Account will not change during the Guaranteed Period. We may, at our discretion, offer higher interest rates on Annuity Deposits, renewals, or both if your Account Value or your Annuity Deposit is $100,000 or more.

   In determining Guaranteed Interest Rates, we consider the interest rates available on the types of instruments in which the Company intends to invest the proceeds attributable to the Contracts. (See "Investments by Protective," page 16). In addition, we may also consider various other factors in determining Guaranteed Interest Rates, including but not limited to the following factors: regulatory and tax requirements; sales commissions and administrative expenses the Company incurs; general economic trends; and competitive factors. Protective Life Insurance Company makes the final determination as to Guaranteed Interest Rates it declares. We cannot predict nor do we guarantee what future interest rates we will declare.

  Compounding of Interest

    The Guaranteed Interest Rate we declare for each Sub-Account is the annual effective interest rate for the Sub-Account, which means the declared interest rate includes the effects of compounding. Interest compounds daily in the Sub-Account for the duration of the Guaranteed Period. Below is an illustration of how interest is credited during each year of a five-year Guaranteed Period. For the purposes of this example, we have made assumptions as indicated.

   Please note that the following example assumes no surrenders or withdrawals of any amount and no premium tax due on issuance. A Market Value Adjustment and surrender charge may apply to any full or partial surrender you make prior to the end of a Guaranteed Period (See "Surrenders," page 10). The hypothetical interest rates are for purposes of illustration only and we do not intend them as a prediction of any future interest rates we may declare under the Contract. The actual interest rates we declare for any Guaranteed Period may be more or less than what we have used in this illustration.

Example of Compounding at the Guaranteed Interest Rate

Deposit:	$100,000
Guaranteed Period:	5 Years
Guaranteed Interest Rate:	5.0%

		Year 1	Year 2	Year 3	Year 4	Year 5
Beginning of Year 1 Account Value:		$100,000.00
x	(1 + Guaranteed Interest Rate):	1.05
=	End or Year 1 Account Value:	$105,000.00
Beginning of Year 2 Account Value:			$105,000.00
x	(1 + Guaranteed Interest Rate):		1.05
=	End of Year 2 Account Value:		$110,250.00
Beginning of Year 3 Account Value:				$110,250.00
x	(1 + Guaranteed Interest Rate):			1.05
=	End of Year 3 Account Value:			$115,762.50
Beginning of Year 4 Account Value:					$115,762.50
x	(1 + Guaranteed Interest Rate):				1.05
=	End of Year 4 Account Value:				$121,550.62
Beginning of Year 5 Account Value:						$121,550.62
x	(1 + Guaranteed Interest Rate):					1.05
=	End of Year 5 Account Value:					$127,628.16
Total Interest Credited in Guaranteed Period: $127,628.16 - $100,000 = $27,628.16 Account Value at End of Guaranteed Period: $100,000 + $27,628.16 = $127,628.16

Interest Withdrawals

    Once each Contract year, you may instruct us to send you all or a portion of the interest credited to your Sub-Accounts during the prior Contract year. Your instructions must be in writing. Currently, for most Guaranteed Periods, you may establish automatic interest withdrawals that are paid to you monthly, quarterly, semi-annually or annually. We reserve the right to limit automatic interest withdrawals to one per Contract year upon notice to you.

   Interest withdrawals remove money from your Sub-Account that would otherwise have been compounding interest on a daily basis. Because of this interruption of interest compounding, the more you withdraw, the less interest your Sub-Account will generate over time. Larger withdrawals reduce the compounding of interest more than smaller withdrawals; frequent withdrawals hinder the compounding process more than infrequent withdrawals; and earlier withdrawals reduce your interest more than later withdrawals would.

   We will not impose a surrender charge or Market Value Adjustment on interest withdrawals but interest withdrawals may be subject to federal and state income tax. In addition, interest withdrawals from Contracts issued as Tax-Sheltered Annuities are prohibited in certain circumstances. (See Federal Tax Matters, page 19.)

Account Values

    The value of a Sub-Account at any time is equal to the amounts that were allocated to that Sub-Account, plus any interest credited to it, minus any interest withdrawals and surrenders (including any surrender charges, Market Value Adjustment and premium tax). The sum of the Sub-Account values in your Contract is called the Account Value and represents the total value of your Contract.

   The Net Sub-Account Value is equal to the Sub-Account value modified by any Market Value Adjustment, minus surrender charges, and premium tax that would apply in the case of a full surrender of the Sub-Account. The Net Account Value, which is the sum of all the Net Sub-Account values under your Contract, is the amount you would be entitled to receive if you made a full surrender of your Contract. For this reason, the Net Account Value is sometimes called the "Surrender Value" of a Contract.

SURRENDERS

Surrenders

  Surrenders and Partial Surrenders

    You may surrender your entire Contract at any time. You may surrender part of the Contract if the value of each remaining Sub-Account is at least $10,000 after the surrender.

   Your surrender request must be in writing and, if you request a partial surrender, you must specify the Sub-Accounts from which the partial surrender will be taken. If you have more than one Sub-Account with the same Guaranteed Period, you must take the partial surrender from the Sub-Account with the shortest time remaining until maturity.

   Partial and full surrenders from Contracts issued as Tax-Sheltered Annuities are prohibited in certain circumstances. (See "Federal Tax Matters," page 19.)

  Taxes May Apply

    Amounts surrendered may be subject to federal and state income taxes. The taxable amount of a surrender may, under certain circumstances, be subject to a 10% federal tax penalty. In the case of Qualified Contracts, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, surrenders from Qualified Contracts may require your spouse's consent even if your spouse is not an Owner. (See "Federal Tax Matters," page 19.) Premium tax may also apply. (See "Premium Tax," page 13.) You should consult your tax advisor about the effect a surrender from the Contract may have on your taxes.

  Delay of Payments

    We may delay payment of a surrender for up to six months from the date we receive your written request, or for the period permitted by state insurance law, if less.

Surrender Value

    The surrender value is the amount available to you upon a surrender or partial surrender. The surrender value is calculated as of the date we receive your surrender request using the following formula:

    Surrender Value = A - S - M - P, where
    A = the amount of account value you surrender;
    S = the amount of the surrender charge;
    M = the amount of the Market Value Adjustment;
    P = the amount of any applicable premium tax.

Surrender Charges

    Surrenders and partial surrenders may be subject to a surrender charge. Generally, we will assess a surrender charge if you take a surrender during the first seven years of any Guaranteed Period. We calculate the surrender charge separately for each Sub-Account. We determine the amount of the surrender charge for a Sub-Account as follows: first, we subtract any amount available as an interest withdrawal from the surrender amount you request; then we multiply the result by the appropriate surrender charge percentage from the table below. The surrender charge percentage is determined based on the age of the Sub-Account from which the surrender is taken.

Number of Completed Years In a Guaranteed Period	Surrender Charge Percentage
0	6%
1	6%
2	5%
3	4%
4	3%
5	2%
6	1%
7 or more	0%

   We will include the surrender charge in the amount we deduct from the Sub-Account to satisfy your surrender request. The total surrender charge for your surrender is the sum of the surrender charges for the Sub-Accounts from which you make your surrender.

   We do not apply the surrender charge after the first seven years of any Guaranteed Period or from any amount available as an interest withdrawal. Also, we do not apply a surrender charge to surrenders you request at the end of a Sub-Account's Guaranteed Period if we receive your written surrender request no later than 10 days after the end of the Guaranteed Period.

The Market Value Adjustment

    We will apply a Market Value Adjustment if you request a full or partial surrender before the end of a Sub-Account's Guaranteed Period. The Market Value Adjustment reflects the relationship between market interest rates available when a Sub-Account was established and the interest rates available at the time of the surrender from that Sub-Account, as measured by an independent index called the Treasury Rate. The Treasury Rate is the annual effective interest rate credited to certain United States Treasury instruments and it is published by Bloomberg L.P., a nationally recognized service. On the fifteenth day and the last day of each month we will identify a Treasury Rate for each Guaranteed Period. For the purpose of determining the Market Value Adjustment during the cancellation period, we will identify a Treasury Rate each day. We will be consistent in the method we use to identify the Treasury Rate and the determination is binding upon any Owner, Annuitant and Beneficiary.

   The Market Value Adjustment formula contains a 0.25% set percentage factor that compensates the company for certain expenses and losses that we may incur, either directly or indirectly, as a result of the surrender. Another factor in the formula decreases the effect of the Market Value Adjustment as the Sub-Account matures by taking into consideration the number of months remaining in the Guaranteed Period from which the surrender is taken.

   Like the Surrender Charge, the Market Value Adjustment is calculated separately for each Sub-Account. We determine the amount of the Market Value Adjustment for each Sub-Account by subtracting any amount available as an interest withdrawal from the surrender amount requested, and then multiplying the result by the Market Value Adjustment percentage derived from the formula below:

Market Value Adjustment Percentage = (C - I + 0.25%) x (N/12), where
C = the current Treasury Rate established for the same term as the Guaranteed Period from which the surrender is taken;
I = the initial Treasury Rate for the Guaranteed Period from which the surrender is taken;
N = the number of months remaining in the Guaranteed Period from which the surrender is taken.

   We will include the Market Value Adjustment in the amount we deduct from the Sub-Account to satisfy your surrender request. The total Market Value Adjustment for your surrender is the sum of the Market Value Adjustments to the Sub-Accounts from which the surrender is taken.

   The Market Value Adjustment may increase or decrease the Surrender Value. If the applicable Treasury Rate at the time of the surrender is more than 0.25% lower than the Treasury Rate associated with the Sub-Account, the Market Value Adjustment will increase the Surrender Value. Otherwise, the Market Value Adjustment will decrease the Surrender Value.

   We do not apply the Market Value Adjustment to an interest withdrawal. When calculating the Market Value Adjustment, we consider any amount available as an interest withdrawal to be surrendered before amounts to which the Market Value Adjustment applies. If we receive your written surrender request no later than 10 days after the end of the Guaranteed Period, we do not apply the Market Value Adjustment to surrenders requested at the end of a Sub-Account's Guaranteed Period.

   Please note that the following example assumes no interest withdrawals, no premium tax due on issuance, and no surrenders other than those shown in the example. The hypothetical interest rates are for purposes of illustration only and we do not intend them as a prediction of any future interest rates we may declare under the Contract. The actual interest rates we declare for any Guaranteed Period may be more or less than what we have used in this illustration.

MARKET VALUE ADJUSTMENT AND SURRENDER CHARGE EXAMPLES
FULL SURRENDER AFTER COMPLETION OF YEAR 3

Interest Guarantee Period (years):	3	5	7	Total
Initially -
Annuity Deposit:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
Guaranteed Interest Rate:	4.75%	5.00%	5.25%
Year 1 -
Beginning of Year Account Value:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
x (1 + Guaranteed Interest Rate):	1.0475	1.0500	1.0525
= End of Year Account Value:	$10,475.00	$10,500.00	$10,525.00	$31,500.00
- Beginning of Year Account Value:	$10,000.00	$10,000.00	$10,000.00	$30,000.00

= Interest Earned during Year:	$475.00	$500.00	$525.00	$1,500.00
Year 2 -
Beginning of Year Account Value:	$10,475.00	$10,500.00	$10,525.00	$31,500.00
x (1 + Guaranteed Interest Rate):	1.0476	1.0500	1.0525
= End of Year Account Value:	$10,972.56	$11,025.00	$11,077.56	$33,075.13
- Beginning of Year Account Value:	$10,475.00	$10,500.00	$10,525.00	$31,500.00
= Interest Earned during Year:	$497.56	$525.00	$552.56	$1,575.13
Year 3 -
Beginning of Year Account Value:	$10,972.56	$11,025.00	$11,077.56	$33,075.13
x (1 + Guaranteed Interest Rate):	1.0475	1.0500	1.0525
= End of Year Account Value:	$11,493.76	$11,576.25	$11,659.13	$34,729.14
- Beginning of Year Account Value:	$10,972.56	$11,025.00	$11,077.56	$33,075.13
= Interest Earned during Year:	$521.20	$551.25	$581.57	$1,654.02
After Completion of Year 3 -
Account Value:	$11,493.76	$11,576.25	$11,659.13	$34,729.14
- Prior Year's Interest:	$521.20	$551.25	$581.57	$1,654.02
= Amount Subject to Surrender Charge and Market Value Adjustment:	$10,972.56	$11,025.00	$11,077.56	$33,075.13
Surrender Charge Percentage:	0%	4%	4%
x Subjected Amount:	$10,972.56	$11,025.00	$11,077.56	$33,075.13
= Surrender Charge:	$0.00	$441.00	$443.10	$884.10
Number of Months Remaining in the Guaranteed Period:	—	24	48
Example #1 — Increasing Interest Rate Environment
Current Treasury Rate:	5.75%	6.25%	6.75%
- Initial Treasury Rate:	5.00%	5.50%	6.00%
+ 0.25%:	0.25%	0.25%	0.25%
x Number Months Remaining / 12:	—	2.00	4.00
= Market Value Adjustment Percentage:	0.00%	2.00%	4.00%
x Subjected Amount:	$10,972.56	$11,025.00	$11,077.56	$33,075.12
= Market Value Adjustment:	$0.00	$220.50	$443.10	$663.60
Account Value:	$11,493.76	$11,576.25	$11,659.13	$34,729.14
- Surrender Charge:	$0.00	$441.00	$443.10	$884.10
- Market Value Adjustment:	$0.00	$220.50	$443.10	$663.60
= Net Account Value:	$11,493.76	$10,914.75	$10,772.03	$33,181.44
Example #2 — Decreasing Interest Rate Environment
Current Treasury Rate:	4.25%	4.75%	5.25%
- Initial Treasury Rate:	5.00%	5.50%	6.00%
+ 0.25%:	0.25%	0.25%	0.25%
x Number Months Remaining / 12:	0.00	2.00	4.00
= Market Value Adjustment Percentage:	0.00%	-1.00%	-2.00%
x Subjected Amount:	$10,972.56	$11,025.00	$11,077.56	$33,075.12
= Market Value Adjustment:	$0.00	$(110.25)	$(221.55)	$(331.80)
Account Value:	$11,493.76	$11,576.25	$11,659.13	$34,729.14
- Surrender Charge:	$0.00	$441.00	$443.10	$884.10
- Market Value Adjustment:	$0.00	$(110.25)	$(221.55)	$(331.80)
= Net Account Value:	$11,493.76	$11,245.80	$11,437.58	$34,176.84

Premium Tax

    Premium tax (including related retaliatory taxes and fees, if any) will be deducted when applicable. If your Contract is subject to a premium tax, we will deduct it according to applicable law from either your Annuity Deposits when received, upon a full or partial surrender, from the amount applied to an annuity option, or from the Death Benefit. The current rate of premium tax ranges up to 3.50%.

DEATH BENEFIT

Death of an Owner

    If any Owner dies prior to the Annuity Commencement Date while the Contract is in force, we will pay a death benefit to the Beneficiary. If there are joint Owners to a Contract and one dies prior to the Annuity Commencement Date, the surviving Owner will be treated as the Beneficiary. If there is no Beneficiary living or named, we will pay the death benefit to the estate of the deceased Owner. If any Owner is not a natural person, the death of the Annuitant or a change in the Annuitant will be treated as the death of an Owner.

Determining the Death Benefit

    We will determine the death benefit as of the date we receive due proof of an Owner's death. If we receive a claim for the death benefit in good order and within 12 months of the date of the Owner's death, the death benefit will be the greater of the Net Account Value or the Account Value less applicable premium tax. If we receive the claim for the death benefit 12 months or more after the date of death, the death benefit will be the Net Account Value. If a death benefit is payable because an Owner who is not a natural person changes the Annuitant, the death benefit will be the Net Account Value.

Paying the Death Benefit

    Only one death benefit is payable under a Contract, even though the Contract may, under some circumstances, continue beyond the time of an Owner's death.

   The death benefit may be taken in one lump sum immediately, in which event the Contract will terminate. If the death benefit is not taken immediately as a lump sum, the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or

  (2)
  the entire interest must be distributed within five years of the Owner's death.

   If the Beneficiary is the deceased Owner's spouse, the surviving spouse may choose, in lieu of taking the death benefit, to continue the Contract and become the new Owner. The surviving spouse may then select a new Beneficiary. Upon the surviving spouse's death, the death benefit will become payable to the new Beneficiary and must then be distributed to the new Beneficiary under option 1 or 2, described above.

   If there is more than one Beneficiary, these provisions apply to each Beneficiary individually.

   The death benefit provisions of this Contract shall be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code. We reserve the right to endorse this Contract, as necessary, to conform to regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

ANNUITY BENEFITS

Annuity Commencement Date

    You may select an Annuity Commencement Date when you purchase a Contract. The Annuity Commencement Date may not be earlier than the end of any Guaranteed Period nor later than the Annuitant's 85th birthday without our prior consent. If you do not select one, the Annuity Commencement Date will be the end of the Contract year immediately before the Annuitant's 85th birthday.

   You may change the Annuity Commencement Date, subject to some general restrictions:

  •
  You must request the change in writing.

  •
  We must receive the written request at least 30 days before the new Annuity Commencement Date you requested.

  •
  The new Annuity Commencement Date may not come before the end of any existing Guaranteed Period.

  •
  Unless we agree prior to the change, the new Annuity Commencement Date may not be later than the Annuitant's 85th birthday.

   Once our Administrative Office notifies you that we have received and approved your written request to change the Annuity Commencement Date, the change will be made effective as of the date you signed the request.

   Annuity Commencement Dates that occur after the Annuitant's 85th birthday may have adverse income tax consequences so you should consult your tax advisor before requesting an Annuity Commencement Date at these advanced ages. You may be required to begin distributions from Qualified Contracts before the Annuity Commencement Date. (See "Federal Tax Matters," page 19.)

Annuity Options

    On the Annuity Commencement Date we will apply part or all of the Net Account Value to the annuity option you have selected. If you have not selected an annuity option, we will apply your Net Account Value to Option 2 — Life Income with Payments for a 10-year fixed period. You may select from the following annuity options. For qualified Contracts, additional annuity options may apply with certain restrictions.

   • Option 1 — Payments for a Fixed Period.
   We will make equal monthly payments for any period not less than five years nor more than 30 years. The amount of each payment depends upon the total amount applied, the period selected and the interest rate we are using when the annuity payments are determined.

   • Option 2 — Life Income with Payments for a Fixed Period.
   We will make equal monthly payments based on the life of 1 or 2 named Annuitants. Payments will continue for the lifetime of the Annuitant(s) with payments guaranteed for either 10 or 20 years. Payments stop at the end of the selected fixed period or when the Annuitant die(s), whichever is later.

   • Option 3 — Payments for a Fixed Amount.
   We will make equal monthly payments for a fixed amount. The amount of each payment may not be less than $10 for each $1,000 of Net Account Value applied to the annuity option. Each month we will credit interest on the unpaid balance and add that interest to it. We will set the interest rate in our sole discretion, but it will not be less than an annual effective rate of 4%. Payments will continue until the amount we hold runs out. The last payment will be for the balance only.

Other annuity options may be available on your Annuity Commencement Date.

Annuity Payments

    We will use the Annuitant's age on the Annuity Commencement Date to determine the amount of the payments under the annuity option you select. We calculate the amount of each annuity payment using the Annuity Tables published in the Contract. Those tables are based on the 1983 Individual Annuitant Mortality Table A projected four years with interest credited at 4% per annum. One year will be deducted from the attained age of the Annuitant for every three completed years beyond the year 1987. If, at the time you select an annuity option, we offer options or rates more favorable that those guaranteed, the higher benefits will apply.

   We will make the first annuity payment one month after the Annuity Commencement Date. We will make subsequent payments according to the payment mode you select. We reserve the right to pay the Net Account Value in a lump sum if it is less than $5,000, and to change the frequency of your annuity payments if at any time the annuity payment is less than our current minimum payment amount.

   As a condition for making the first annuity payment, we may require proof of the Annuitant's age and gender. As a condition for continuing to make annuity payments that are based on the life of an Annuitant, we may also require, at any time, proof that an Annuitant is still living. You may not surrender this Contract after annuity payments begin.

Death of the Owner or Annuitant After the Annuity Commencement Date

    If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all the annuity payments have been made, we will distribute any remaining payments at least as rapidly as under the annuity option in effect on the date of death. After the death of an Annuitant, we will make any remaining payments to the Beneficiary unless you specified otherwise before the Annuitant died.

INVESTMENTS BY PROTECTIVE

    Protective's investment philosophy is to maintain a portfolio that is matched to its liabilities with respect to yield, risk, and cash flow characteristics. The types of assets in which Protective may invest are influenced by state laws which prescribe qualified investment assets. Within the parameters of these laws, Protective invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

   In establishing Guaranteed Interest Rates, Protective intends to take into account, among other things, the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Guaranteed Interest Rates," on page 8.) Protective's investment strategy with respect to the proceeds attributable to the Contracts will be to primarily invest in investment-grade debt instruments having durations tending to match the applicable Guaranteed Periods. It is anticipated that some portion of the portfolio will be invested in mortgages. Protective may also invest in lower than investment-grade debt instruments.

   Investment-grade debt instruments in which Protective intends to invest the proceeds from the Contracts include:

     Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

      Mortgage-backed and corporate debt securities which have an investment grade, at the time of purchase, within the four highest-grades assigned by Moody's Investors Service, Inc. (Aaa, Aa, A, Baa), Standard & Poor's Corporation ("S&P") (AAA, AA, A, or BBB) or any other nationally recognized rating service. Protective considers bonds rated Baa or higher by Moody's or BBB or higher by S&P to be investment grade. At December 31, 1999, 96.1% of bonds in which Protective invests were considered investment grade; 25.7% of these bonds were rated Baa or BBB.

   Mortgage-backed securities are based upon residential mortgages which have been pooled into securities. Mortgage-backed securities may have greater cash flow volatility as a result of the pass-through of prepayments of principal on the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates.

   Debt obligations which have a Moody's or Standard & Poor's rating below investment-grade may comprise a portion of the portfolio. Risks associated with investments in less than investment-grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment-grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment-grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers. Fixed maturity securities rated BBB may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturity securities.

   Protective's primary mortgage lending emphasis has been on small commercial mortgage loans to finance shopping centers that provide for the necessities of life to people within a smaller city or town. Protective has been making this type of loan for many years with little principal loss over that time.

   The federal government or its instrumentalities does not guarantee the Contracts. Protective backs the guarantees associated with the Contracts.

   While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contracts according to any particular strategy, except as may be required by the insurance laws of Tennessee and other states.

OTHER CONTRACT PROVISIONS

Non-Participating

    The Contract does not share in our surplus or profits and does not pay dividends.

Notice

    All instructions and requests to change or assign a Contract must be in a written form acceptable to us and signed by the Owner. The instruction, change or assignment will relate back to and take effect on the date it was signed, but we will not be responsible for following any instruction or making any change or assignment before we receive it and acknowledge it through our Administrative Office. Send correspondence to: Investment Products Services, P. O. Box 10648, Birmingham, Alabama 35202-0648.

Reports

    At least once each year, we will send you a report showing the current Account Value, Sub-Account values, interest credited and any other information required by law.

Transactions and Modification of the Contract

    Currently, you must make any request for a change or transaction under your Contract in writing and on a form acceptable to Protective Life. Changes and transactions under your Contract include actions such as: making additional Annuity Deposits; requesting surrenders or interest withdrawals; changing the Annuity Commencement Date; annuity option, or Annuitant; or making a death benefit claim. No one is authorized to modify or waive any term or provision of the Contract unless we agree and unless it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of the Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure the Contract continues to qualify as an annuity under the Internal Revenue Code. We will send you a copy of any endorsement that modifies your Contract and will obtain all necessary approvals including, where required, that of the Owner.

Assignment of a Contract

    You have the right to assign a Contract if it is permitted by applicable law. Generally, you do not have the right to assign a qualified Contract. We do not assume responsibility for any assignment. Any claim made under an assignment is subject to proof of the nature and extent of the assignee's interest before we make a payment. Assignments have federal income tax consequences. An assignment may result in the Owner recognizing taxable income. (See, "Federal Tax Matters," page 19.)

Facility of Payment

    If the Annuitant or Beneficiary is incapable of giving a valid receipt for any payment, we may make payment to whomever has assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

    To the extent permitted by law, no benefits payable under a Contract will be subject to the claims of creditors of any payee.

Error in Age or Gender

    When a Contract benefit depends upon any person's age or gender, we may require proof of such. We may suspend the benefit until we receive that proof. When we receive satisfactory proof, we will make any payments that were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based on gender.

   If, after we receive proof of age and gender (where applicable), we determine that the information you furnished to us was not correct, we will adjust the benefits under your Contract to that which would have been due based upon the correct information. If we underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective rate of 3%.

DISTRIBUTION OF THE CONTRACTS

    Investment Distributors, Inc., ("IDI") is the principal underwriter for the Contracts and has agreed to use its best efforts to distribute them. IDI is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers ("NASD"). IDI is a wholly owned subsidiary of Protective Life Corporation, which is the parent corporation of Protective Life Insurance Company.

   IDI enters into distribution agreements with other broker-dealers registered under the Securities Exchange Act of 1934. These broker-dealers offer the Contracts to individuals and groups who have established accounts with them. IDI may also offer the Contracts to members of certain other eligible groups or other eligible individuals.

   Unless forbidden by law, we pay a commission on each Annuity Deposit and on the Sub-Account Value transferred to a subsequent Guaranteed Period. The maximum commission we will pay is 7%.

FEDERAL TAX MATTERS

Introduction

    The following discussion of the federal income tax treatment of the Contracts is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contracts is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

   This discussion does not address state or local tax consequences associated with the purchase of the Contracts. In addition,  the company makes no guarantee regarding any tax treatment — federal, state or local  — of any contract or of any transaction involving a contract.

Protective's Tax Status

    Protective is taxed as a life insurance company under Subchapter L of the Code. The assets underlying the Contracts will be owned by Protective, and the income derived from such assets will be includible in Protective's income for federal income tax purposes.

Taxation of Annuities in General

  Tax Deferral During Accumulation Period

    Under existing provisions of the Code (and except as described below), the Contracts should be treated as annuities and any increase in an Owner's Account Value is generally not taxable to the Owner or Annuitant until received, either in the form of Annuity payments as contemplated by the Contracts, or in some other form of distribution.

   As a general rule, Contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuities for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner during the taxable year. There are several exceptions to this general rule for Contracts held by non-natural persons. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. Thus, if a group Contract is held by a trust or other entity as an agent for Certificate owners who are individuals, those individuals should be treated as owning an annuity for federal income tax purposes. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

   In addition, exceptions to the general rule for non-natural Contract owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) Contracts issued in connection with certain Qualified Plans, (3) Contracts purchased by employers upon the termination of certain Qualified Plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

   If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age,  e.g., past age 85, it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the Owner would be taxable currently on the annual increase in the Account Value.

   The remainder of this discussion assumes that the Contract will constitute an annuity for federal tax purposes.

  Taxation of Interest Withdrawals and Partial and Full Surrenders

    In the case of an interest withdrawal or partial surrender, amounts received generally are includible in income to the extent the Owner's Account Value before the withdrawal or partial surrender exceeds his or her "investment in the contract." In the case of a full surrender, amounts received are includible in income to the extent they exceed the "investment in the contract." For these purposes the investment in the contract at any time equals the premiums paid under the Contract (to the extent such premium payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income.

   Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Account Value is treated as a withdrawal of such amount or portion. The investment in the contract is increased by the amount includible as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Account Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

   There is some uncertainty regarding the treatment of the Market Value Adjustment for purposes of determining the amount includible in income as a result of any interest withdrawal, partial surrender, assignment or pledge or transfer without adequate consideration. Congress has given the Internal Revenue Service ("IRS") regulatory authority to address this uncertainty. However, as of the date of this Prospectus, the IRS has not issued any regulations addressing these determinations.

  Taxation of Annuity Payments

    Normally, the portion of each Annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. The exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract, adjusted for any period certain or refund feature, to the total expected value of Annuity payments for the term of the Contract (determined under Treasury Department regulations).

   Once the total amount of the investment in the contract is excluded using this ratio, Annuity payments will be fully taxable. If Annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the Annuitant in his last taxable year.

   There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in these situations.

Example of Determination of Excludable Amount

Assumptions:
Cost basis (investment) in contract:	$70,000
Annuity option selected:	10 year certain period
Payment frequency:	monthly, with the initial payment made immediately upon annuitization
Hypothetical payment:	$1,000

Calculations:
Total payments =	Hypothetical payment multiplied by the number of payments to be made: $1,000 x 120 = $120,000
Exclusion ratio =	Cost basis divided by the total payments: $70,000 ÷ $120,000 = 58.33%
Excludable amount =	Exclusion ratio multiplied by the hypothetical payment: 58.33% x $1,000 = $583.33

  Taxation of Death Benefit Proceeds

    Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such Death Benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity option, they are taxed in the same manner as Annuity payments, as described above. After the Annuity Commencement Date, where a guaranteed period exists under an Annuity option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time, or (2) if distributed in accordance with the existing Annuity option selected, they are fully excludable from income until the remaining investment in the Contract is deemed to be recovered, and all Annuity payments thereafter are fully includible in income.

   Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding, page 24.) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollover Rules, page 24.)

  Penalty Tax on Premature Distributions

    Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the taxable amount of any payment from the Contract unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner becoming disabled (as defined in the tax law); (c) made on or after the death of the Owner or, if an Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or (e) made under a Contract purchased with a single premium when the Annuity Commencement Date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the Annuity period. (Similar rules, described below, generally apply in the case of Qualified Contracts.)

  Aggregation of Contracts

    In certain circumstances, the IRS may determine the amount of an Annuity payment or a withdrawal or surrender from a Contract that is includible in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including interest withdrawals and surrenders prior to the Annuity Commencement Date) is includible in income. The effects of such aggregation are not always clear; however, it could affect the time when income is taxable and the amount which might be subject to the 10% penalty tax described above.

  Loss of Interest Deduction Where Contracts Are Held by or for the Benefit of Certain Non-natural Persons

    In the case of Contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax advisor.

Qualified Retirement Plans

  In General

    The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the Contract requires an Annuity Deposit of at least $10,000. Numerous special tax rules apply to participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, no attempt is made in this prospectus to provide more than general information about the use of the Contracts with the various types of Qualified Plans.

   The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans and vary with the type of plan. Also, in the case of interest withdrawals, full and partial surrenders, and Annuity payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable.

   If a Contract is issued in connection with a Qualified Plan, the Owner and the Annuitant must be the same person. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change annuity options, elect an interest withdrawal, or make a partial or full surrender of the Contract.

   In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any Guarantee Period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts generally must commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

   There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment (a) received on or after the Owner reaches age 59 1/2, (b) received on or after the Owner's death or because of the Owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually)

for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and the Owner's designated Beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

   When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

   Following are brief descriptions of various types of Qualified Plans in connection with which Protective will generally issue a Contract.

   Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), distributions from certain Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an "Education IRA" under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or as a "SIMPLE IRA" under Section 408(p) of the Code.

   Roth IRAs. Section 408A of the Internal Revenue Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

   A qualified distribution is a distribution that satisfies two requirements:

  •
  First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution was made to any Roth IRA established for the Owner.

  •
  Second, the distribution must be either:

  1)
  made after the Owner reaches age 59 1/2;
  2)
  made after the Owner's death;
  3)
  attributable to the Owner being disabled; or
  4)
  a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Internal Revenue Code.

   In addition, distributions from Roth IRAs need not commence when the Owner reaches age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other Qualified Plans. The state tax treatment of a Roth IRA may differ from the federal income tax treatment of a Roth IRA.

   Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. Employers intending to use the Contract in connection with such plans should seek competent advice.

   Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. Section 403(b) Policies contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent Protective is directed to transfer some or all of the Account Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

  Direct Rollover Rules

    In the case of Contracts used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, or in the case of a Section 403(b) Tax-Sheltered annuity, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, or Section 403(b) Tax-Sheltered annuity or custodial account, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

   Under these requirements, withholding at a rate of 20 percent will be imposed on any eligible rollover distribution. In addition, the Owner in these qualified retirement plans cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20 percent withholding will not apply if, instead of receiving the eligible rollover distribution, the Owner elects to have amounts directly transferred to certain Qualified Plans (such as to an Individual Retirement Annuity). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or Protective) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

Federal Income Tax Withholding

    Protective will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic Annuity payments (other than the eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. The withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the Annuity Commencement Date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As described above, the withholding rate applicable to eligible rollover distributions is 20%.

PROTECTIVE LIFE INSURANCE COMPANY

BUSINESS

    Protective Life Insurance Company, a stock life insurance company, was founded in 1907. Protective is a wholly-owned and the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose common stock is traded on the New York Stock Exchange under the symbol "PL". PLC is a diversified life insurance and financial services company. Unless the context otherwise requires, "Protective" refers to the consolidated group of Protective Life Insurance Company and its subsidiaries.

   Protective's primary products are life insurance, annuities, credit insurance, dental insurance, and Stable Value Products. Protective distributes these products throughout the United States through many distribution channels, including independent insurance agents, financial planners, insurance brokers, stockbrokers, financial institutions, automobile dealerships, direct response and company sales representatives. Protective also seeks to acquire insurance policies from other insurers.

   Protective operates through seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. Protective also has an additional business segment which is described herein as Corporate and Other.

   The following table shows the percentages of pretax operating income represented by each of the strategic focuses and the Corporate and Other segment.

Year Ended December 31	Life Insurance	Specialty Insurance Products	Retirement Savings and Investment Products	Corporate and Other
1995	56.7%	14.3%	34.5%	(5.5)%
1996	55.3	7.9	38.8	(1.9)
1997	58.9	16.7	24.6	(0.2)
1998	58.1	15.6	23.1	3.2
1999	61.6	20.5	20.6	(2.7)

   In the following paragraphs, Protective reports its divisional sales, new capital invested, members, and annualized premium. These statistics are used by Protective to measure the relative progress of its marketing and acquisition efforts. These statistics were derived from Protective's various sales tracking and administrative systems and were not derived from Protective's financial reporting systems or financial statements. These statistics attempt to measure only one of many factors that may affect future divisional profitability, and therefore are not intended to be predictive of future profitability.

LIFE INSURANCE

    A strategic focus of Protective is to expand its life insurance operations through internal growth and acquisitions. The Individual Life, West Coast, and Acquisitions Divisions support this strategy.

Individual Life Division

    The Individual Life Division markets level premium term and term-like insurance, universal life and variable universal life products on a national basis through networks of independent insurance agents. The Division is also developing other distribution channels. These include marketing life insurance products through regional stockbrokers and banks, through direct response and worksite arrangements, and on a "private label" basis to other insurance companies and their distribution systems. The Division has experienced increased sales even though the life insurance industry is a mature industry.

   The Division has two principal agent networks. The first is based on experienced independent personal producing general agents who are recruited by regional sales managers. At December 31, 1999, Protective Life Insurance Company had over 70 regional sales managers located throughout the United States. Approximately 43% of the Division's 1999 sales came from this distribution system.

   The Division also distributes specialty insurance products in the life insurance brokerage market through a wholly-owned subsidiary, Empire General Life Assurance Corporation, representing approximately 42% of this Division's sales.

   For the entire Division, sales through stockbrokers and banks represented 10% of sales, and direct response represented 4%.

   The following table shows the Individual Life Division's sales measured by new premium.

Year Ended December 31	Sales
(dollars in millions)
1995	$36.3
1996	45.4
1997	48.7
1998	71.2
1999	80.4

West Coast Division

    On June 3, 1997, Protective acquired West Coast Life Insurance Company ("West Coast"). Headquartered in San Francisco, West Coast sells universal life and level premium term and term-life insurance products in the life insurance brokerage market and in the "bank owned life insurance" ("BOLI") market.

   The West Coast Division primarily utilizes a distribution system comprised of brokerage general agencies ("BGAs") who recruit a network of independent life agents. At December 31, 1999, the Division worked with approximately 160 BGAs located throughout the United States. This distribution system represented approximately 66% of the Division's 1999 sales.

   The Division also offers corporate owned life insurance products to the BOLI market through an independent marketing organization which specializes in this market. The products are sold to smaller and regional banks, and represent approximately 34% of the Division's sales.

   The following table shows the West Coast Division's sales measured by new premium including sales prior to Protective's acquisition of West Coast for comparison purposes.

Year Ended December 31	BGA Sales	BOLI Sales	Total Sales
	(dollars in millions)
1996	$10.3	$4.6	$14.9
1997	19.5	10.3	29.8
1998	22.1	18.5	40.6
1999	39.0	19.8	58.8

Acquisitions Division

    PLC is an active participant in the consolidation of the life insurance industry. The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division's primary focus is on life insurance policies that were sold to individuals. These acquisitions may be accomplished through acquisitions of companies or through the reinsurance of blocks of policies from other insurers. Forty transactions have been closed by the Division since 1970, including 13 since 1989. Blocks of policies acquired through the Division are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, the amount of insurance in force for a particular acquisition is expected to decline with time due to lapses and deaths of the insureds.

   Most acquisitions closed by the Division do not include the acquisition of an active sales force. In transactions where some marketing capacity was included, the Division generally either ceased future marketing efforts or redirected those efforts to another Division of Protective. However, in the case of the acquisition of West Coast which was closed by the Acquisitions Division, Protective elected to continue the marketing of new policies and to operate and report West Coast as a separate division of Protective.

   The Division believes that its highly focused and disciplined approach to the acquisition process and its extensive experience in the assimilation, conservation, and servicing of purchased policies give it a significant competitive advantage over many other companies that attempt to make similar acquisitions. The Division expects acquisition opportunities to continue to be available as the life insurance industry continues to consolidate; however, management believes that Protective may face increased competition for future acquisitions.

   Total revenues and income before income tax from the Acquisitions Division are expected to decline with time unless new acquisitions are made. Therefore, the Division's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity.

   The following table shows the number of transactions closed by the Acquisitions Division and the approximate amount of new (statutory) capital invested for each year in which an acquisition was made.

Year Ended December 31	Number of Transactions		New Capital Invested
			(dollars in millions)
1995	1		$16.6
1996	3		47.1
1997	1	(1)	116.8	(1)
1998	1		77.8

(1)West Coast

   Although acquisition opportunities were pursued, no transactions were completed in 1999.

   From time to time, other of Protective's Divisions have acquired companies and blocks of policies which are included in their respective results.

SPECIALTY INSURANCE PRODUCTS

    A second strategic focus of Protective is to participate in specialized segments of the insurance industry that offer attractive growth opportunities. The Dental and Consumer Benefits and Financial Institutions Divisions support this strategy.

Dental and Consumer Benefits Division

    In 1997 the Division (formerly known as the Group Division) substantially exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products. Accordingly, the Division was renamed.

   The Division's primary strategic emphasis is on indemnity and prepaid dental products. The Division was a pioneer in developing indemnity dental products for the voluntary payroll deduction market. The Division's prepaid dental business is conducted through subsidiaries of PLC, and therefore, the results of these subsidiaries are not included in Protective's consolidated group.

   The following table shows the approximate number of the Dental and Consumer Benefits Division's members in Protective's dental programs and annualized dental premium in-force at December 31.

	Members	Annualized Dental Premium
	(in millions)	(dollars in millions)
1995	0.3	$44.1
1996	0.4	52.3
1997	0.6	98.3
1998	0.7	117.8
1999	1.0	163.0

   The Division offers a variety of discounted fee-for-service, club-based programs to individual consumers and groups through its Protective Consumer Direct where enrolled consumers have access to a network of providers who have agreed to a discounted fee schedule.

   The Division also has group life, group disability and individual cancer coverages.

Financial Institutions Division

    The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division is one of the largest independent writers of credit insurance in the United States. The majority of these policies cover consumer loans made by financial institutions located primarily in the southeastern United States and automobile dealers throughout the United States. The demand for credit life and credit health insurance is related to the general level for consumer loans.

   The Division markets through employee field representatives, independent brokers and wholly-owned subsidiaries. Protective believes it has been a beneficiary of a "flight to quality," as financial institutions and automobile dealers increasingly prefer to do business with insurers having quality products, strong balance sheets and high-quality training and service capabilities.

   In September 1997, the Division acquired the Western Diversified Group. The Western Diversified Group markets credit insurance and related products through automobile dealers primarily in the midwestern United States. The Western Diversified Group includes a small property casualty insurer that sells automobile extended service contracts, which the Division has begun to market nationally through its other distribution channels.

   The Division has also coinsured closed blocks of credit policies in 1996 and 1997, and in 1999 the Division recaptured a closed block of credit policies that it had previously ceded to another insurer.

   The following table shows the Financial Institutions Division's sales measured by new premium including sales of Western Diversified since the date of acquisition.

Year Ended December 31	Sales
(dollars in millions)
1995	$136.3
1996	147.2
1997	189.3
1998	273.5
1999	283.4

   A significant portion of the Division's sales are reinsured with producer-owned reinsurers.

   On January 20, 2000, Protective acquired Lyndon Insurance Group ("Lyndon"). Lyndon manufactures and markets a variety of specialty insurance products, including credit life insurance, credit disability insurance, and vehicle and marine service agreements. Lyndon distributes products on a national basis through financial institutions and automobile dealers. Lyndon had new premium sales of approximately $200 million in its continuing product lines in 1999 and has total assets of approximately $500 million. Lyndon's home office is in St. Louis, Missouri.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS

    A third strategic focus of Protective is to offer products that respond to the shift in consumer preference to savings products brought about by demographic trends as "baby-boomers" move into the saving stage of their life cycle. The two Divisions that support this strategy are the Stable Value Products and Investment Products Divisions.

Stable Value Products Division

    The Stable Value Products Division (formerly the Guaranteed Investment Contacts ("GICs") Division) markets GICs to 401(k) and other qualified retirement savings plans. GICs are generally contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value (hence, "stable value"), in keeping with the benefits provided by the plan. The demand for GICs is related to the relative attractiveness of the "fixed rate" investment option in a 401(k) plan compared to the equity-based investment options available to plan participants. The Division also markets related products, including fixed and floating rate funding agreements offered to the trustees of municipal bond proceeds, bank trust departments and money market funds, and long-term annuity contracts offered to fund certain state obligations. The Division's emphasis is on a consistent and disciplined approach to product pricing and asset/ liability management, careful underwriting of early withdrawal risks and maintaining low distribution and administration costs.

   In August 1999, the market for funding agreements was disrupted when an unrelated insurer was placed under insurance department supervision due to its inability to redeem approximately $6.8 billion of contracts under which contractholders could terminate the contracts upon seven or thirty days' notice.

   Most GIC contracts and funding agreements written by the Division have maturities of three to five years. At December 31, 1999, the Division had $55 million, $50 million, and $101 million of contracts which may be terminated upon seven, thirty, and ninety days' notice, respectively.

   The rate of growth in the Division's account balances has slowed as the amount of maturing contracts has increased relative to the amount of sales. The following table shows the Stable Value Products Division's sales and account balances consisting of (Stable Value Contract and certain annuity account balances).

Year Ended December 31	Sales	Account Balances
	(dollars in millions)
1995	$751	$2,524
1996	686	2,627
1997	696	2,869
1998	827	2,879
1999	970	2,850

Investment Products Division

    The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers (including ProEquities, Inc., a securities broker-dealer and subsidiary of PLC) but are also sold through financial institutions and the Individual Life Division's sales force. The demand for annuity products is related to the general level of interest rates and performance of the equity markets.

   The Division offers modified guaranteed annuities which guarantee an interest rate for a fixed period. Because contract values are "market-value adjusted" upon surrender prior to maturity, these products afford

Protective a measure of protection from changes in interest rates. Since 1994, the Division has offered variable annuities which offer the policyholder the opportunity to invest in various investment accounts.

   The following table shows the Investment Products Division's sales.

Year Ended December 31	Fixed Annuity	Variable Annuity	Total Annuity
	(dollars in millions)
1995	$118	$189	$307
1996	199	169	368
1997	180	324	504
1998	97	472	569
1999	350	361	711

   The following table shows the Investment Products account balances.

Year Ended December 31	Fixed Annuity	Variable Annuity	Total Annuity
	(dollars in millions)
1995	$1,105	$392	$1,497
1996	1,192	625	1,817
1997	1,229	1,057	2,286
1998	1,105	1,555	2,660
1999	1,269	2,085	3,354

Corporate and Other

     Protective has an additional business segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions described above (including net investment income on capital and interest on substantially all debt). This segment also includes earnings from various investment-related transactions. The earnings of this segment may fluctuate from year to year.

SELECTED FINANCIAL DATA

     The following Selected Financial Data for Protective and its subsidiaries should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

SELECTED FINANCIAL DATA
(Dollars in thousands)

	Year Ended December 31
	1999	1998	1997	1996	1995
INCOME STATEMENT DATA
Premiums and policy fees	$1,137,256	$1,027,340	$814,420	$770,224	$744,855
Reinsurance ceded	(538,033)	(459,215)	(334,214)	(308,174)	(333,173)
Net of reinsurance ceded	599,223	568,125	480,206	462,050	411,682
Net investment income	623,231	603,795	557,488	498,781	458,433
Realized investment gains	4,760	2,136	1,824	5,510	1,951
Other income	27,102	20,201	6,149	5,010	1,355

Total revenues	$1,254,316	$1,194,257	$1,045,667	$971,351	$873,421

Benefits and expenses	$1,052,879	$1,013,912	$895,917	$846,042	$755,688
Income tax expense	$73,179	$63,162	$52,302	$42,766	$40,037
Net income	$128,258	$117,183	$97,448	$82,543	$77,696
	December 31
	1999	1998	1997	1996	1995
BALANCE SHEET DATA
Total assets	$12,581,143	$11,622,895	$10,375,281	$8,163,343	$7,178,693
Total debt(1)	$16,338	$23,261	$28,055	$25,014	$34,693
Redeemable preferred stock					$2,000
Share-owners equity	$996,543	$1,069,371	$1,018,779	$776,191	$651,237
Share-owners equity excluding net unrealized gains and losses on investments	$1,142,623	$1,014,314	$957,052	$769,503	$593,374

(1)	Includes indebtedness to related parties. Such indebtedness totaled $14.0 million, $20.9 million, $28.1 million, $25.0 million, and $34.7 million at December 31, 1999, 1998, 1997, 1996 and 1995 respectively. See also Note E to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This report includes "forward looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than on historical factors are forward-looking statements that involve a number of risks and uncertainties, and Protective cannot give assurance that such statements will prove to be correct. Please refer to "Known Trends and Uncertainties" and "Other Developments" herein for more information about factors which could affect future results.

Results of Operations

    Protective operates seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. Protective's divisions are: Individual Life, West Coast, Acquisitions, Dental and Consumer Benefits ("Dental"), Financial Institutions, Stable Value Products, and Investment Products. Protective also has an additional business segment which is Corporate and Other.

Premiums and Policy Fees

    The following table sets forth for the periods shown the amount of premiums and policy fees, net of reinsurance (premium and policy fees), and the percentage change from the prior period:

Premiums and Policy Fees

Year Ended December 31	Amount	Percentage Increase
	(in thousands)
1997	$480,206	3.9%
1998	568,125	18.3
1999	599,223	5.5

   In 1998, premiums and policy fees increased $87.9 million or 18.3% over 1997. The Individual Life Division's premiums and policy fees decreased $1.3 million due to an increased use of reinsurance by the Division. The full year effect of the June 1997 acquisition of West Coast increased premiums and policy fees $8.3 million. In the Acquisitions Division, decreases in older acquired blocks resulted in a $9.5 million decrease in premiums and policy fees. The coinsurance of a block of policies from Lincoln National Corporation in October 1998 resulted in a $3.6 million increase in premiums and policy fees. Premiums and policy fees in the Dental Division increased $40.5 million. The full year effect of the September 1997 acquisition of Western Diversified and a coinsured block of credit insurance policies by the Financial Institutions Division increased premiums and policy fees $49.8 million. The increase in premiums and policy fees from the Investment Products Division was $6.4 million.

   In 1999, premiums and policy fees increased $31.1 million or 5.5% over 1998. Premiums and policy fees in the Individual Life Division decreased $33.7 million due to an increased use of reinsurance by the Division. Premiums and policy fees from the West Coast Division increased $0.8 million. The West Coast Division has also increased its use of reinsurance. The full year effect of the October 1998 coinsurance of a block of policies from Lincoln National was a $29.0 million increase in premiums and policy fees in the Acquisitions Division, whereas decreases in older acquired blocks resulted in a $10.9 million decrease in premiums and policy fees. Premiums and policy fees related to the Dental Division increased $44.5 million due to a general growth in business. Premiums and policy fees from the Financial Institutions Division decreased $4.3 million. The normal decrease in premiums on closed blocks of policies acquired in prior years was $11.0 million while premiums and policy fees on the Division's other businesses increased $6.7 million. The increase in premiums and policy fees from the Investment Products Division was $5.4 million.

Net Investment Income

    The following table sets forth for the periods shown the amount of net investment income, the percentage change from the prior period, and the percentage earned on average cash and investments:

Net Investment Income

Year Ended December 31	Amount	Percentage Increase	Percentage Earned on Average Cash and Investments
	(in thousands)
1997	$557,488	11.8%	7.6%
1998	603,795	8.3	7.3
1999	623,231	3.2	7.1

   Net investment income in 1998 was $46.3 million or 8.3% higher than in 1997, and in 1999 was $19.4 million or 3.2% higher than the preceding year, primarily due to increases in the average amount of invested assets. Invested assets have increased primarily due to acquisitions and to receiving stable value and annuity deposits and the asset growth that results from the sale of various insurance products. The full year effect of the 1997 acquisition of West Coast, Western Diversified, and the block of credit insurance policies resulted in an increase in net investment income of $43.1 million in 1998. The coinsurance of a block of policies from Lincoln National Corporation increased 1998 net investment income $6.0 million. The full year effect of the Lincoln National acquisition and the September 1999 recapture of a block of credit policies increased 1999 net investment income $18.8 million. The percentage earned on average cash and investments was 7.3% in 1998 and in 1999 was 7.1%.

Realized Investment Gains

    Protective generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. The following table sets forth realized investment gains for the periods shown:

Realized Investment Gains

Year Ended December 31	Amount
(in thousands)
1997	$1,824
1998	2,136
1999	4,760

   Protective maintains an allowance for uncollectible amounts on investments. The allowance totaled $24.1 million at December 31, 1998 and $20.4 million at December 31, 1999.

   Realized investment gains in 1998 of $36.1 million were largely offset by realized investment losses of $34.0 million. Realized investment losses include a $1.1 million net increase to the allowance for uncollectible amounts of investments.

   Realized investment gains in 1999 of $55.2 million were largely offset by realized investment losses of $50.4 million. Realized investment losses do not include $3.7 million of credit losses charged against the allowance for uncollectible amounts on investments.

Other Income

    The following table sets forth other income for the periods shown:

Other Income

Year Ended December 31	Amount
(in thousands)
1997	$6,149
1998	20,201
1999	27,102

   Other income consists primarily of revenues of Protective's noninsurance subsidiaries rental of space in Protective's administrative building to PLC. The full year effect of the 1997 acquisition of Western Diversified increased other income $12.8 million in 1998 as compared to the previous year. In 1999 other income was $27.1 million compared to $20.2 million in 1998.

Income Before Income Tax

    The following table sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

Operating Income (Loss) and Income (Loss) Before
Income Tax Year Ended December 31
(in thousands)

	1997	1998	1999
Operating Income (Loss)[1]
Life Insurance
Individual Life	$22,480	$30,183	$31,433
West Coast	8,202	20,983	26,063
Acquisitions	56,672	52,940	64,460
Specialty Insurance Products
Dental	11,767	10,206	18,045
Financial Institutions	13,017	17,650	22,570
Retirement Savings and Investment Products
Stable Value Products	28,117	30,780	29,465
Investment Products	8,303	10,639	11,360
Corporate and Other	(259)	5,718	(5,273)

Total operating income	148,299	179,099	198,123

Realized Investment Gains (Losses)
Individual Life
Stable Value Products	(3,180)	1,609	(549)
Investment Products	589	1,318	1,446
Unallocated Realized Investment Gains (Losses)	4,415	(791)	3,863
Related Amortization of Deferred Policy Acquisition Costs
Individual Life
Investment Products	(373)	(890)	(1,446)

Total net	1,451	1,246	3,314

Income (Loss) Before Income Tax Life Insurance
Individual Life	22,480	30,183	31,433
West Coast	8,202	20,983	26,063
Acquisitions	56,672	52,940	64,460
Specialty Insurance Products
Dental	11,767	10,206	18,045
Financial Institutions	13,017	17,650	22,570
Retirement Savings and Investment Products
Stable Value Products	24,937	32,389	28,916
Investment Products	8,519	11,067	11,360
Corporate and Other	(259)	5,718	(5,273)
Unallocated Realized Investment Gains (Losses)	4,415	(791)	3,863

Total income before income tax	$149,750	$180,345	$201,437

1Income before income tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

   The Individual Life Division's 1998 pretax income was $30.2 million, $7.7 million above 1997. The Division's mortality experience was at expected levels in 1998 and approximately $5.1 million more favorable than 1997. The Individual Life Division's 1999 pretax income was $31.4 million, $1.2 million above 1998. The Division's mortality experience was $1.3 million more favorable in 1999 as compared to 1998. The Division's 1999 results also include expenses to develop new distribution channels.

   Headquartered in San Francisco, West Coast was acquired by Protective in June 1997. The Division's 1998 pretax operating income was $21.0 million. The Division's 1999 pretax operating income was $26.1 million, $5.1 million above 1998. This increase reflects the Division's growth through sales.

   In the ordinary course of business, the Acquisitions Division regularly considers acquisitions of blocks of policies or smaller insurance companies. Blocks of policies acquired through the Division are usually administered as "closed" blocks; i.e., no new policies are being marketed. Therefore, earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made.

   The Acquisitions Division's 1998 pretax income decreased $3.7 million to $52.9 million, compared to 1997. The Division's mortality experience was at expected levels in 1998 compared to being approximately $5.1 million better than expected in 1997. The Division's 1999 pretax operating income was $64.5 million, $11.5 million above 1998. The full year effect of the October 1998 coinsurance of a block of policies from Lincoln National increased earnings $7.7 million in 1999. The Division's mortality experience was approximately $8.9 million more favorable in 1999 than in 1998.

   The Dental Division's 1998 pretax operating income was $10.2 million compared to $11.8 million in 1997. Dental earnings were $5.1 million, before a $2.5 million loss relating to its discounted fee-for-service dental program. The Dental Division's 1999 pretax operating income was $18.0 million. The increase in 1999 results when compared to 1998 reflects the Division's growth through sales.

   The Financial Institutions Division's 1998 pretax operating income increased $4.6 million to $17.7 million. Western Diversified and the coinsured block of policies represented $2.8 million of the increase. The Financial Institutions Division's 1999 pretax operating income increased $4.9 million to $22.6 million. In September 1999, Protective recaptured a block of credit life and disability policies that it had previously ceded resulting in $2.7 million of earnings in 1999.

   The Stable Value Products Division's 1998 pretax operating income increased to $30.8 million due to increased investment income. The Stable Value Products Division's 1999 pretax operating income decreased $1.3 million to $29.5 million. This decrease was primarily due to lower interest rate spreads. Realized investment gains associated with this Division in 1998 were $1.6 million as compared to a realized investment loss of $0.5 million in 1999. As a result, total pretax income was $32.4 in 1998 and $28.9 million in 1999.

   The Investment Products Division's 1998 pretax operating income was $10.6 million, an increase of $2.3 million over 1997. The Investment Products Division's 1999 pretax operating income increased by $0.7 million to $11.4 million. Realized investment gains, net of related amortization of deferred policy acquisition costs, were $0.4 million in 1998. The Division had no realized investment gains or losses (net of related amortization of deferred policy acquisition costs) in 1999. As a result, total pretax income was $11.1 million in 1998 and $11.4 million in 1999.

   The Corporate and Other segment consists primarily of several small insurance lines of business, net investment income and other operating expenses not identified with the preceding business segments (including interest expense on substantially all debt). Pretax income for this segment was $6.0 million higher in 1998 as compared to 1997, due primarily to higher net investment income on capital. Pretax operating losses for this segment were $5.3 million in 1999 as compared to pretax operating earnings of $5.7 million in 1998, primarily due to decreased net investment income on capital.

Income Tax Expense

    The following table sets forth the effective income tax rates for the periods shown:

Income Tax Expense

Year Ended December 31	Effective Income Tax Rates
1997	34.9%
1998	35.0
1999	36.3

   Management's current estimate of the effective tax rate for 2000 is between 36.0% and 36.5%.

Net income

    The following table sets forth net income for the periods shown:

Net Income

Year Ended December 31	Amount	Percentage Increase
	(in thousands)
1997	$97,448	18.1%
1998	117,183	20.3
1999	128,258	9.5

   Compared to 1997, net income in 1998 increased 20.3%, reflecting improved operating earnings in the Individual Life, West Coast, Financial Institutions, Stable Value Products, and Investment Products Divisions, and the Corporate and Other segment, and higher realized investment gains, offset by lower operating earnings in the Acquisitions and Dental Divisions. Net income in 1999 increased 9.5% over 1998, reflecting improved operating earnings in the Individual Life, West Coast, Acquisitions, Dental, Financial Institutions, and Investment Products Divisions, and higher realized investment gains, offset by lower operating earnings in the Stable Value Products Division and the Corporate and Other segment.

Known Trends and Uncertainties

    The operating results of companies in the life and health insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors. Certain known trends and uncertainties which may affect future results of Protective are discussed more fully below.

•  We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry. Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry, and Protective encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than Protective, as well as competition from other providers of financial services.

   The life and health insurance industry is consolidating with larger, potentially more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

   Protective's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong financial strength ratings from rating agencies. However, irrational competition from other insurers could adversely affect Protective's competitive position.

•  A ratings downgrade could adversely affect our ability to compete. Ratings are an important factor in Protective's competitive position. Rating organizations periodically review the financial performance and condition of insurers, including Protective and its insurance subsidiaries. A downgrade in the ratings of Protective or any of its life insurance subsidiaries could adversely affect their ability to sell products to retain existing business, and to compete for attractive acquisition opportunities.

   Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. For the past several years, rating downgrades in the industry have exceeded upgrades.

•  Our policy claims fluctuate from year to year. Protective's results may fluctuate from year to year due to fluctuations in policy claims received by Protective.

•  We could be forced to sell illiquid investments at a loss to cover policyholder withdrawals. Many of the products offered by Protective and its insurance subsidiaries allow policyholders and contractholders to withdraw their funds under defined circumstances. Protective and its insurance subsidiaries manage their liabilities and configure their Investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While Protective and its insurance subsidiaries own a significant amount of liquid assets, many of their assets are relatively illiquid. Significant unanticipated withdrawal or surrender activity could, under some circumstances, compel Protective and its insurance subsidiaries to dispose of illiquid assets on unfavorable terms, which could have a material adverse effect on Protective.

•  Interest-rate fluctuations could negatively affect our spread income. Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited rates paid on outstanding policies. Both rising and declining interest rates can negatively affect Protective's spread income. For example, certain of Protective's insurance and investment products guarantee a minimum credited rate. While Protective develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

   Lower interest rates may result in lower sales of Protective's insurance and investment products. In addition, certain of Protective's insurance and investment products guarantee a minimum credited interest rate.

•  Insurance companies are highly regulated. Protective and its insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, which may including premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners. Protective cannot predict what regulatory initiatives may be enacted which could adversely affect Protective.

•  A tax law change could adversely affect our ability to compete with non-insurance products. Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of Protective's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including Protective and its subsidiaries, would be adversely affected with respect to their ability to sell such products, and depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. Protective cannot predict what future tax initiatives may be enacted which could adversely affect Protective.

   In addition, life insurance products are often used to fund estate tax obligations. If the estate tax were eliminated, the demand for certain life insurance products could be adversely affected.

•  Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments. A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, including Alabama(where Protective maintains it headquarters), juries have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments in any given suit. In addition, in some class action and other lawsuits involving insurer's sales practices, insurers have made material settlement payments. Protective and its subsidiaries, like other financial services companies, in the ordinary course of business, are involved in such litigation or, alternatively, in arbitration. The outcome of any such litigation or arbitration cannot be predicted.

•  Our investments are subject to risks. Protective's invested assets (including derivative financial instruments) are subject to customary risks of credit defaults and changes in market values. The value of Protective's commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties which Protective has financed. Factors that may affect the overall default rate on, and market value of, Protective's invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

•  Our growth from acquisitions involves risk. Protective's acquisitions have increased its earnings in part by allowing Protective to enter new markets and to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that Protective will realize the anticipated financial results from its acquisitions, or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to Protective.

•  We are dependent on the performance of others. Protective's results may be affected by the performance of others because Protective has entered into various ventures involving other parties. Examples include, but are not limited to the following: many of Protective's products are sold through independent distribution channels; the Investment Products Division's variable annuity deposits are invested in funds managed by third parties; dental services are performed by a contracted network of independent dentists; and a portion of the sales in the Individual Life, Dental, and Financial Institutions Divisions comes from arrangements with unrelated marketing organizations.

   As with all financial services companies, our ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry, could undermine consumer confidence and adversely affect the Protective.

•  Year 2000 computer issues may adversely affect us. As of March 31, 2000, Protective has had no Year 2000 issues which have impaired its operations. Although Protective believes it has made all of the modification necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving Protective or its service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect Protective.

   Should some of Protective's systems become unavailable due to Year 2000 problems, in a reasonably worst case scenario, Protective could experience delays in its ability to perform certain functions, but does not expect be unable to perform critical functions or to otherwise conduct business. However, other worst case scenarios could have an adverse effect on Protective and its operations.

•  Our reinsurance program involves risks. Protective and its insurance subsidiaries cede insurance to other insurance companies through reinsurance. However, Protective remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations ceded to it. The cost of reinsurance is, in some cases, reflected in the premium rates charged by Protective. Under certain reinsurance agreements, the reinsurer may increase the rate it charges Protective for reinsurance, though Protective does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase or if reinsurance were to become unavailable, Protective could be adversely affected.

    Additionally, Protective assumes policies of other insurers. Any regulatory or other adverse development affecting the ceding insurer could also have an adverse effect on Protective.

Recently Issued Accounting Standards

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, SFAS No. 133 will require Protective to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owner's equity, depending upon the nature of the derivatives. Although the adoption of SFAS No. 133 will not affect Protective's operations, adoption will introduce volatility into Protective's reported net income and share-owner's equity as interest rates change. Protective has not estimated the potential effect SFAS No. 133 will have on its net income and share-owner's equity.

   In 1999, Protective adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" issued by the American Institute of Certified Public Accountants. The adoption of these accounting standards did not have a material effect on Protective's financial condition.

Liquidity and Capital Resources

    Protective's operations usually produce a positive cash flow. This cash flow is used to fund an investment portfolio to finance future benefit payments. Since future benefit payments largely represent medium- and long-term obligations reserved using certain assumed interest rates, Protective's investments are predominantly in medium- and long-term, fixed-rate investments such as bonds and mortgage loans.

Investments

    Protective generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, Protective may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, Protective has classified its fixed maturities and certain other securities as "available for sale."

   Protective's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1999, the fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $6,275.6 million, which is 3.7% below amortized cost (less allowances for uncollectible amounts on investments) of $6,517.9 million. Protective had $1,946.7 million in mortgage loans at December 31, 1999. While Protective's mortgage loans do not have quoted market values, at December 31, 1999, Protective estimates the market value of its mortgage loans to be $1,909.0 million (using discounted cash flows from the next call date) which is 1.9% below amortized cost. Most of Protective's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity.

   At December 31, 1998, Protective's fixed maturity investments had a market value of $6,400.3 million, which was 1.5% above amortized cost of $6,307.3 million. Protective estimated the market value of its mortgage loans to be $1,774.4 million at December 31, 1998, which was 9.3% above amortized cost of $1,623.6 million.

   The following table sets forth the estimated market values of Protective's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, 1999, and the percent change in market value the following estimated market values would represent.

Estimated Market Values Resulting From an
Immediate 1 Percentage Point Increase in Interest Rates

At December 31, 1998	Amount (in millions)	Percent Change
Fixed maturities	$6,182.7	(3.4)%
Mortgage loans	1,703.8	(4.0)
At December 31, 1999
Fixed maturities	$6,018.3	(4.1)%
Mortgage loans	1,825.0	(4.4)

   Estimated market values were derived from the durations of Protective's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of Protective's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

   For several years Protective has offered a type of commercial mortgage loan under which Protective will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 1999, approximately $501.2 million of Protective's mortgage loans have this participation feature.

   At December 31, 1999, delinquent mortgage loans and foreclosed properties were 0.3% of invested assets. Bonds rated less than investment grade were 2.8% of invested assets. Protective does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. Protective's allowance for uncollectible amounts on investments was $20.4 million at December 31, 1999.

   Policy loans at December 31, 1999, were $232.1 million, a decrease of $0.5 million from December 31, 1998. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

   In the ordinary course of its commercial mortgage lending operations, Protective will commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in Protective's financial statements until the commitment is actually funded. The mortgage loan commitment contains terms including the rate of interest.

   At December 31, 1999, Protective had outstanding mortgage loan commitments of $552.6 million, having an estimated fair value of $531.0 million (using discounted cash flows from the first call date). At December 31, 1998, Protective had outstanding commitments of $715.9 million with an estimated fair value of $752.6 million. The following table sets forth the estimated fair value of Protective's mortgage loan commitments resulting from a hypothetical immediate 1 percentage point increase in interest rate levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

Estimated Fair Values Resulting From an
Immediate 1 Percentage Point Increase in Interest Rates

At December 31	Amount (in millions)	Percent Change
1998	$713.9	(5.1)%
1999	503.4	(5.2)

   The estimated fair values were derived from the durations of Protective's outstanding mortgage loan commitments. While these estimated fair values generally provide an indication of how sensitive the fair value of Protective's outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Liabilities

    Many of Protective's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Surrender charges for these products generally are sufficient to cover Protective's unamortized deferred policy acquisition costs with respect to the policy being surrendered. Certain stable value and annuity contracts have market-value adjustments that protect Protective against investment losses if interest rates are higher at the time of surrender than at the time of issue.

   At December 31, 1999, Protective had policy liabilities and accruals of $5,074.1 million. Protective's life insurance products have a weighted average minimum credited interest rate of approximately 4.4%.

   At December 31, 1999, Protective had $2,680.0 million of stable value account balances having an estimated fair value of $2,649.6 million (using discounted cash flows), and $1,639.2 million of annuity account balances having an estimated fair value of $1,599.0 million (using surrender value).

   At December 31, 1998, Protective had $2,691.7 million of stable value account balances with an estimated fair value of $2,751.0 million, and $1,519.8 million of annuity account balances with an estimated fair value of $1,513.1 million.

   The following table sets forth the estimated fair values of Protective's stable value and annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, 1999, and the percent change in fair value the following estimated fair values would represent.

Estimated Fair Values Resulting from an
Immediate 1 Percentage Point Decrease in Interest Rates

At December 31, 1998	Amount (in millions)	Percent Change
Stable value account balances	$2,791.7	1.5%
Annuity account balances	1,565.5	3.5
At December 31, 1999
Stable value account balances	$2,692.0	1.6%
Annuity account balances	1,658.2	3.7

   Estimated fair values were derived from the durations of Protective's stable value and annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of Protective's stable value and annuity account balances are to change in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

   Approximately one-fourth of Protective's liabilities relate to products (primary whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

Derivative Financial Instruments

    Protective has not used derivative financial instruments for trading purposes. Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized gains and losses on certain contracts are deferred and amortized over the life of the hedged asset or liability, and such amortization is recorded in investment income or interest expense. Any unamortized gain or loss is recorded as a realized investment gain or loss upon the early termination of a hedged asset or liability, or when the anticipated transaction is no longer likely to occur. No realized gains or losses were deferred in 1999 and 1998.

   Protective uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest and from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. Amounts paid or received related to the initiation of certain interest rate swap contracts are deferred and amortized over the life of the related financial instrument, and subsequent periodic settlements are recorded in investment income or interest expense. Gains or losses on contracts terminated upon the early termination of the related financial instrument are recorded as realized investment gains or losses. Amounts paid related to the initiation of interest rate swap contracts were $1.4 million and $1.0 million in 1999 and 1998 respectively. No amounts were received in 1999 and 1998.

   At December 31, 1999, contracts with a notional amount of $1,328.9 million were in a $2.1 million net unrealized gain position. At December 31, 1998, contracts with a notional amount of $1,623.1 million were in a $5.4 million net unrealized gain position. Protective recognized $3.8 million in realized investment gains related to derivative financial instruments in 1999.

   The following table sets forth the notional amount and net unrealized gains and losses of Protective's derivative financial instruments at December 31, 1998, and the estimated net unrealized gains and losses resulting from a hypothetical immediate plus and minus 1 percentage point change in interest rates from levels prevailing at December 31, 1999.

Derivative Financial Instruments

		Net Unrealized Gain (Loss)
			Resulting From An Immediate +/-1 Percentage Point Change In Interest Rates
	Notional Amount	At December 31, 1998
			+1%	-1%
	(in millions)
Options
Puts	$975.0	$(0.5)	$1.2	$0.0
Fixed to floating
Swaps	240.3	(10.2)	(9.1)	(20.5)
Floors	15.0	(0.4)	(0.1)	(0.9)
Floating to fixed
Swaps	392.8	16.5	2.9	30.9

	$1,623.1	$5.4	$(5.1)	$9.5

		Net Unrealized Gain (Loss)
			Resulting From An Immediate +/-1 Percentage Point Change In Interest Rates
	Notional Amount	At December 31, 1999
			+1%	-1%
	(in millions)
Options
Calls	$450.0	$(1.4)	$(1.5)	$(1.2)
Fixed to floating
Swaps	280.0	4.0	9.4	(1.6)
Floors	15.0	(0.1)	(0.0)	(0.1)
Floating to fixed
Swaps	583.9	(0.3)	(28.7)	30.5

	$1,328.9	$2.2	$(20.8)	$27.6

   Estimated unrealized gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated unrealized gains and losses generally provide an indication of how sensitive

Protective's derivative financial instruments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

   Protective is exploring other uses of derivative financial instruments.

Asset/Liability Management

    Protective believes certain product features and its asset/liability management programs and procedures provide significant protection for Protective against the effects of changes in interest rates. Additionally, Protective believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.

   Protective's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to duration, yield, risk, and cash flow characteristics. It is Protective's policy to maintain asset and liability durations within one-half year of one another, although from time to time a broader interval may be allowed.

   Cash outflows related to stable value contracts (primarily maturing contracts, scheduled interest payments, and expected withdrawals) were approximately $1,140 million during 1999. Cash outflows related to stable value contracts are estimated to be approximately $979 million in 2000. At December 31, 1999, Protective had $55.0 million, $50.0 million, and $101.0 million of stable value contracts which may be terminated by the contract holder upon seven, thirty, and ninety days' notice, respectively. Protective's asset/liability management programs and procedures take into account maturing contracts and expected withdrawals. Accordingly, Protective does not expect stable value contract related cash outflows to have an unusual effect on the future operations and liquidity of Protective.

   Protective and its life insurance subsidiaries were committed at December 31, 1999, to fund mortgage loans and to purchase fixed maturity and other long-term investments in the amount of $552.6 million. Protective held $81.2 million in short-term investments at December 31, 1999.

   While Protective generally anticipates that the cash flow of its subsidiaries will be sufficient to meet their investment commitments and operating cash needs, Protective recognizes that investment commitments scheduled to be funded may from time to time exceed the funds then available. Therefore, Protective has arranged sources of credit to use when needed. Protective expects that the rate received on its investments will equal or exceed its borrowing rate. Additionally, Protective may from time to time sell short-duration stable value contracts to complement its cash management practices.

   Protective has also used securitization transactions to increase its liquidity. In 1997, Protective sold approximately $445 million of its commercial mortgage loans in a securitization transaction. Proceeds from the sale consisted of cash of approximately $328 million, net of expenses, and securities issued in the securitization transaction of approximately $110 million. In 1998, Protective sold approximately $146 million of loans receiving cash of $104 million and securities of approximately $42 million. In 1999, Protective sold $263 million of loans, receiving cash of $220 million and securities of approximately $43 million.

Capital

    At December 31, 1999, Protective had no borrowings outstanding under its credit arrangements.

   As disclosed in the Notes to the Consolidated Financial Statements, at December 31, 1999, approximately $736.0 million of consolidated share-owner's equity, excluding net unrealized investment gains and losses, represented net assets of Protective that cannot be transferred to PLC in the form of dividends, loans or advances. In addition, Protective is subject to various state satutory and regulatory restrictions on its ability to pay dividends to PLC. Also, distributions, including cash dividends to PLC from Protective in excess of approximately $840.3 million, would be subject to federal income tax at rates then effective. Protective plans to retain substantial portions of the its earnings primarily to support future growth.

   A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC"), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of Protective. Protective may secure additional statutory capital through various sources, which could include retained statutory earnings or equity contributions by PLC.

Other Developments

    The NAIC has adopted the Codification of Statutory Accounting Principles (Codification). The Codification changes current statutory accounting rules in several areas. Protective has not estimated the potential effect the Codification may have on the statutory capital of Protective and its insurance subsidiaries. The Codification will become effective January 1, 2001.

   The NAIC has adopted a model regulation, commonly referred to as "Triple X" (i.e., Roman numeral XXX), for universal life and level premium term and term-like insurance products. Over half of the states have already adopted Triple X effective January 1, 2000, or have indicated they plan to adopt Triple X in 2000. Triple X potentially increases the amount of regulatory capital employed in the sale of these products. Insurers may react to Triple X by changing product features and/or premium rates, or by maintaining the status quo. Therefore, the regulatory and competitive environments are unclear. Protective has assessed the probable impact of Triple X on its products and has introduced new products in response to Triple X. Protective cannot predict what effect Triple X may have on its life insurance sales, or how its response to Triple X will affect its competitive position.

   Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe that any such assessments will be materially different from amounts already reflected in the financial statements.

   Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

   Protective is not aware of any material pending or threatened regulatory action with respect to Protective or any of its subsidiaries.

   Legislation has been enacted that permits commercial banks, insurance companies, and investment banks to combine, provided certain requirements are satisfied. While Protective cannot predict the impact of this legislation, it could cause Protective to experience increased competition as larger, potentially more efficient organizations emerge from such combinations.

   During 1999, an unrelated insurer was placed under insurance department supervision due to its inability to redeem approximately $6.8 billion of contracts under which contractholders could terminate the contracts upon seven or thirty days notice. Protective cannot predict what effect this unrelated insurer's difficulties will have on certain stable value product markets in which the Protective participates.

   During 1999, most financial services companies, including PLC experienced a decrease in the market price of their common stock. Although PLC believes it has sufficient, internally generated capital to fund its immediate growth and capital needs, a lower stock price may limit PLC's ability to raise capital to fund other growth opportunities and acquisitions.

   The President's fiscal year 2001 budget contains proposals that, if enacted, could adversely affect the life insurance industry. The proposals represent $12.9 billion in new taxes on the life insurance industry. Most of the proposals were proposed and defeated in the 2000 budget. One proposal would tax the balances accumulated in a tax memorandum account designated as Policyholders' Surplus. Protective's accumulation in this account at December 31, 1999, was approximately $70.5 million. A second proposal would require insurers to capitalize higher percentages of acquisition expenses for tax purposes, resulting in the earlier payment of tax. A third proposal would reduce the attractiveness of corporate-owned life insurance products. Protective has not estimated the potential effect these proposals may have on Protective.

Year 2000 Disclosure

    Protective shares computer hardware and software with its parent, PLC, and other affiliates of PLC. PLC began work on the Year 2000 problem in 1995. PLC cannot specifically identify all of the costs to develop and implement its Year 2000 plan. The costs of new systems to replace non-compliant systems have been capitalized in the ordinary course of business. Other costs have been expensed as incurred. Those costs that have been specifically identified as relating to the Year 2000 problem total $5.2 million. PLC's Year 2000 efforts have not adversely affected its normal procurement and development of information technology.

   As of March 31, 2000, PLC and Protective have had no Year 2000 issues which have impaired their operations. Although PLC believes it has made all of the modifications necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving PLC or Protective or their service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect PLC or Protective.

   Should some of PLC's or Protective's systems become unavailable due to Year 2000 problems, in a reasonably likely worst case scenario, PLC and Protective could experience delays in their ability to perform certain functions, but do not expect to be unable to perform critical functions or to otherwise conduct business.

Impact of Inflation

    Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection. Higher interest rates may result in higher sales of certain of Protective's investment products.

   The higher interest rates that have traditionally accompanied inflation could also affect Protective's operation. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase, the market value of Protective's fixed-rate, long-term investments may decrease, and Protective may be unable to implement fully the interest rate reset and call provisions of its mortgage loans, and Protective's ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

   Inflation also increases the level of claims of Protective's dental and cancer insurance products.

INVESTMENTS

   The types of assets in which Protective may invest are influenced by state laws which prescribe qualified investment assets. Within the parameters of these laws, Protective invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the composition of the investment portfolio by asset type and credit exposure.

   A significant portion of Protective's bond portfolio is invested in mortgage-backed securities. Mortgage-backed securities are constructed from pools of residential mortgages, and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates. Due to the potential cash flow volatility of mortgage-backed securities, Protective has focused on sequential, planned amortization class ("PAC") and targeted amortization class ("TAC") securities and non-accelerated securities ("NAS"). These types have less cash flow volatility than other types of mortgage-backed securities. Protective has not invested in the riskiest tranches of mortgage-backed securities. In addition, Protective has entered into hedging transactions to reduce the volatility in market value of its mortgage-backed securities.

   The table below shows a breakdown of Protective's mortgage-backed securities portfolio by type at December 31, 1999. PACs pay down according to a schedule. TACs pay down in amounts approximating a targeted schedule. NAS receive no principal payments in the first five years, after which NAS receive an increasing percentage of pro rata principal payments until the tenth year, after which NAS receive principal as principal of the underlying mortgages is received. Sequentials, like PACs, TACs and NAS receive scheduled payments with any "excess" cash flow going to repay the earliest maturing tranches first. All three of these types of structured mortgage-backed securities give Protective some measure of protection against both prepayment and extension risk.

   Accretion directed securities have a stated maturity but may repay more quickly. Pass through securities receive principal as principal of the underlying mortgages is received. Support tranches are designed to receive cash after the more stable tranches (i.e., PACs, TACs, and sequentials) are satisfied. The CMBS are commercial mortgage-backed securities issued in securitization transactions sponsored by Protective, in which Protective securitized portions of its mortgage loan portfolio.

Type	Percentage of Mortgage-Backed Securities
PAC	14.3%
TAC	6.7
NAS	14.5
Sequential	26.3
Accretion Directed	7.9
Pass Through	15.9
Support	1.6
CMBS	12.8

100.0%

   Protective obtains ratings of its fixed maturities from Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P"). If a bond is not rated by Moody's or S&P, Protective uses ratings from the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"), or Protective rates the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. At December 31, 1999, approximately 99.6% of bonds were rated by Moody's, S&P, or the NAIC.

   At December 31, 1999, approximately $6,036.0 million of Protective's $6,274.4 million bond portfolio was invested in U.S. Government or agency-backed securities or investment grade corporate bonds and only approximately $238.4 million of its bond portfolio was rated less than investment grade, of which $81.5 million were securities issued in Protective-sponsored commercial mortgage loan securitizations.

   At December 31, 1999, approximately $1,611.0 million (approximately 25.7% of Protective's fixed maturity securities) was invested in securities rated BBB by S&P (or equivalent rating by Moody's or similar rating agency). Fixed maturity securities rated BBB (or equivalent rating) may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturity securities.

   Risks associated with investments in less than investment grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

   Protective also invests a significant portion of its portfolio in mortgage loans. Results for these investments have been excellent due to careful management and a focus on a specialized segment of the market. Protective generally does not lend on speculative properties and has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers. The average size of loans made during 1999 was $3.1 million. The average size mortgage loan in Protective's portfolio is approximately $2.0 million. The largest single loan amount is $17.0 million.

   The following table shows a breakdown of Protective's mortgage loan portfolio by property type at December 31, 1999:

Property Type	Percentage of Mortgage Loans on Real Estate
Retail	79%
Apartments	8
Office Buildings	6
Warehouses	6
Other	1

Total	100%

   Retail loans are generally on strip shopping centers located in smaller towns and anchored by one or more strong regional or national retail stores. The anchor tenants enter into long-term leases with Protective's borrowers. These centers provide the basic necessities of life, such as food, pharmaceuticals, and clothing, and have been relatively insensitive to changes in economic conditions. The following are some of the largest anchor tenants (measured by Protective's exposure) in the strip shopping centers at December 31, 1999:

Anchor Tenants	Percentage of Mortgage Loans on Real Estate
Food Lion, Inc.	4%
Winn Dixie Stores, Inc.	3
Wal-Mart Stores, Inc.	2
Rite-Aid Corporation	2
CVS Corporation	2

   Protective's mortgage lending criteria generally require that the loan-to-value ratio on each mortgage be at or under 75% at the time of origination. Projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) generally exceed 70% of the property's projected operating expenses and debt service.

   For several years Protective has offered a commercial loan product under which Protective will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. Approximately $501.2 million of Protective's mortgage loans have this participation feature.

   Many of Protective's mortgage loans have call or interest rate reset provisions between 3 and 10 years. However, if interest rates were to significantly increase, Protective may be unable to call the loans or increase the interest rates on its existing mortgage loans commensurate with the significantly increased market rates.

   At December 31, 1999, $22.9 million or 1.2% of the mortgage loan portfolio was nonperforming. It is Protective's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is Protective's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

   In 1996, Protective sold approximately $554 million of its commercial mortgage loans in a securitization transaction. In 1997, Protective sold approximately $445 million of its loans in a second securitization transaction. In 1998 Protective securitized $146 million of its mortgage loans and in 1999 Protective securitized $263 million. The securitizations' senior tranches were sold, and Protective retained the junior tranches. Protective continues to service the securitized mortgage loans.

   As a general rule, Protective does not invest directly in real estate. The investment real estate held by Protective consists largely of properties obtained through foreclosures or the acquisition of other insurance companies. In Protective's experience, the appraised value of foreclosed properties often approximates the mortgage loan balance on the property plus costs of foreclosure. Also, foreclosed properties often generate a positive cash flow enabling Protective to hold and manage the property until the property can be profitably sold.

   Protective has established an allowance for uncollectible amounts on investments. This allowance was $20.4 million at December 31, 1999.

   Combinations of futures contracts and options on treasury notes are sometimes used as hedges for asset/ liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest sensitive products such as GICs and annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. From time to time Protective has used interest rate swap contracts to convert certain investments from a variable rate of interest to a fixed rate of interest and vice versa.

   For further discussion regarding Protective's investments and the maturity of and the concentration of risk among Protective's invested assets, see Note C to the Consolidated Financial Statements.

   The following table shows the investment results of Protective for the years 1995 through 1999:

Year Ended December 31	Cash, Accrued Investment Income, and Investments at December 31	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses)
		(dollars in thousands)
1995	$6,087,828	$458,433	7.9%	$1,951
1996	6,698,236	498,781	7.8	5,510
1997	8,126,647	557,488	7.6	1,824
1998	8,613,789	603,795	7.3	2,136
1999	8,751,882	623,231	7.1	4,760

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included herein for certain information relating to Protective's investments and liquidity.

INSURANCE IN FORCE

    Protective's total consolidated life insurance in force at December 31, 1999 was $129.8 billion. The following table shows sales by face amount and insurance in force for Protective's divisions.

	Year Ended December 31
	1999	1998	1997	1996	1995
	(dollars in thousands)
New Business Written
Individual Life	$16,305,923	$16,188,344	$10,588,594	$9,245,002	$7,564,983
West Coast	10,612,852	5,050,309	1,984,928
Dental and Consumer Benefits	123,648	113,056	124,230	115,748	119,357
Financial Institutions	6,665,219	5,257,957	4,183,216	3,956,581	3,563,177

Total	$33,707,642	$26,609,666	$16,880,968	$13,317,331	$11,247,517

Business Acquired
West Coast			$10,237,731
Acquisitions		$7,787,284		$1,286,673	$6,129,159
Financial Institutions	$620,000		3,364,617	1,607,463

Total	$620,000	$7,787,284	$13,602,348	$2,894,136	$6,129,159

Insurance in Force at End of Year (1)
Individual Life	$67,026,950	$50,587,419	$39,715,608	$35,765,841	$32,500,935
West Coast	24,600,268	15,498,799	12,004,967
Acquisitions	22,054,734	27,606,592	20,955,836	20,037,857	16,778,359
Dental and Consumer Benefits	6,065,604	6,665,815	6,393,076	6,054,947	6,371,313
Financial Institutions	10,069,030	9,632,466	10,183,997	7,468,761	6,233,256

Total	$129,816,586	$109,991,091	$89,253,484	$69,327,406	$61,883,863

  (1)
  Reinsurance assumed has been included; reinsurance ceded (1999-$92,566,755; 1998-$64,846,246; 1997-$34,139,554; 1996-$18,840,221; 1995-$17,524,366) has not been deducted.

   The ratio of voluntary terminations of individual life insurance to mean individual life insurance in force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in force at the beginning and end of the year, adjusted for the timing of major acquisitions and assumptions was:

Year Ended December 31	Ratio of Voluntary Terminations
1995	6.9%
1996	6.4
1997	6.9
1998	6.4
1999	6.0

   Net terminations reflect voluntary lapses, some of which may be due to the replacement of Protective's products with competitors' products. Also, a higher percentage of voluntary lapses typically occurs in the first 15 months of a policy, and accordingly, lapses will tend to increase or decrease in proportion to the change in new insurance written during the immediately preceding periods.

    The amount of investment products in force is measured by account balances. The following table shows guaranteed investment contract and annuity account balances. Most of the variable annuity account balances are reported in Protective's financial statements as liabilities related to separate accounts.

Year Ended December 31	Guaranteed Investment Contracts	Modified Guaranteed Annuities	Fixed Annuities	Variable Annuities
	(dollars in thousands)
1995	$2,451,693	$741,849	$472,656	$392,237
1996	2,474,728	862,747	390,461	624,714
1997	2,684,676	926,071	453,418	1,057,186
1998	2,691,697	818,566	432,237	1,554,969
1999	2,680,009	941,692	391,085	2,085,072

UNDERWRITING

    The underwriting policies of Protective and its insurance subsidiaries are established by management. With respect to individual insurance, the subsidiaries use information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Financial Institutions Division and the payroll deduction market, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk.

   Protective and its insurance subsidiaries require blood samples to be drawn with individual insurance applications for coverage at age 16 and above except in the payroll deduction market where the face amount must be $100,000 or more before blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed insureds.

   Group insurance underwriting policies are administered by experienced group underwriters. The underwriting policies are designed for single employer groups. Initial premium rates are based on prior claim experience and manual premium rates with relative weights depending on the size of the group and the nature of the benefits.

INDEMNITY REINSURANCE

    Protective and its insurance subsidiaries cede insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. Protective sets a limit on the amount of insurance retained on the life of any one person. In the individual lines it will not retain more than $500,000, including accidental death benefits, on any one life; for group insurance, the maximum amount retained on any one life is $100,000. In many cases the retention is less. At December 31, 1999, Protective had insurance in force of $129.8 billion of which approximately $92.6 billion was ceded to reinsurers.

   Over the past several years, Protective's reinsurers have reduced the net cost of reinsurance to Protective. Consequently, Protective has increased the amount of reinsurance which it cedes on newly-written individual life insurance policies, and has also ceded a portion of the mortality risk of existing business of the Individual Life, West Coast, and Acquisitions Divisions. Although Protective does not anticipate increases to occur, the reinsurance premium rates in many of Protective's reinsurance agreements are not guaranteed, and could be increased by the reinsurer.

POLICY LIABILITIES AND ACCRUALS

    The applicable insurance laws under which Protective and its insurance subsidiaries operate require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

   The policy liabilities and accruals carried in Protective's financial reports (presented on the basis of accounting principles generally accepted in the United States) differ from those specified by the laws of the various states and carried in the insurance subsidiaries' statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulations). For policy liabilities other than those for universal life policies, annuity contracts, and GICs and funding agreements these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed under generally accepted accounting principles to be more appropriate for financial reporting purposes than those required for statutory accounting purposes; from the introduction of lapse assumptions into the calculation; and from the use of the net level premium method on all business. Policy liabilities for universal life policies, annuity contracts, GICs and funding agreements are carried in Protective's financial reports at the account value of the policy or contract.

FEDERAL INCOME TAX CONSEQUENCES

    Existing federal laws and regulations affect the taxation of Protective's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. Congress has from time to time considered proposals that, if enacted, would have had an adverse impact on the federal income tax treatment of such products, or would increase the tax-deferred status of competing products. In addition, life insurance products are often used to fund estate tax-obligations. If the estate tax were eliminated, the demand for certain insurance products would be adversely affected.

   Protective and its insurance subsidiaries are taxed by the federal government in a manner similar to companies in other industries. However, certain restrictions on consolidating recently acquired life insurance companies and on consolidating life insurance company income with non-insurance income are applicable to the Company, thus, the Company is not able to consolidate all of the operating results of its subsidiaries for federal income tax purposes.

   Under pre-1984 tax law, certain income of Protective was not taxed currently, but was accumulated in a memorandum account designated as "Policyholders' Surplus Account" to be taxed only when such income was distributed to the share owner or when certain limits on accumulated amounts were exceeded. Consistent with current tax law, amounts accumulated in the Policyholders' Surplus Account have been carried forward, although no accumulated income may be added to these accounts. As of December 31, 1999, the aggregate accumulation in the Policyholders' Surplus account was $70.5 million. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

COMPETITION

    Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry and Protective encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than Protective, as well as competition from other providers of financial services.

   The life and health insurance industry is consolidating, with larger, potentially more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

   Protective's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong financial strength ratings from rating agencies. Irrational competition from other insurers could adversely affect Protective's competitive position.

REGULATION

    Protective and its insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with many aspects of the insurance business, including premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share owners.

   A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC") as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view, for example, requiring immediate expensing of policy acquisition costs and more conservative computations of policy liabilities. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon the December 31, 1999 statutory financial reports, Protective and its insurance subsidiaries are adequately capitalized under the formula.

   Protective and its insurance subsidiaries are required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which they do business and their business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every five years) by one or more of the supervisory agencies on behalf of the states in which they do business. To date, no such insurance department examinations have produced any significant adverse findings regarding any insurance company subsidiary of Protective.

   Under insurance guaranty fund laws in most states, insurance companies doing business in such a state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although Protective cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. Protective and its insurance subsidiaries were assessed immaterial amounts in 1999, which will be partially offset by credits against future state premium taxes.

   In addition, many states, including the states in which Protective and its insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Tennessee, where Protective is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Tennessee, the acquisition of 10% of the voting securities of an entity is generally deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition.

   Protective and its insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2000 is estimated to be $175.5 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which Protective and its insurance subsidiaries are domiciled, which restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to PLC by Protective without affirmative prior approval by state regulatory authorities.

   Protective and its insurance subsidiaries act as fiduciaries and are subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act ("ERISA"). Severe penalties are imposed on insurers that breach their fiduciary duties to the plans under ERISA.

   Certain policies, contracts and annuities offered by Protective and its insurance subsidiaries are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative and private remedial provisions.

   Additional issues related to regulation of Protective are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included herein.

RECENT DEVELOPMENTS

    In March 2000, a small insurer, to whom Protective has ceded certain accident and health policies, was placed into rehabilitation by its state of domicile. Based upon the information currently available, Protective does not believe this development will have a material adverse effect on Protective.

EMPLOYEES

    At December 31, 1999 Protective had approximately 1,728 authorized positions, including approximately 1,247 in Birmingham, Alabama. Most employees are covered by contributory major medical, dental, group life, and long-term disability insurance plans. The cost to Protective of these benefits in 1999 was approximately $3.9 million. In addition, substantially all of the employees are covered by a pension plan. Protective also matches employee contributions to its 401(k) Plan and makes discretionary profit sharing contributions for employees not otherwise covered by a bonus or sales incentive plan. See Note L to Consolidated Financial Statements.

PROPERTIES

    Protective's administrative office building is located at 2801 Highway 280 South, Birmingham, Alabama. This campus includes the original 142,000 square-foot building which was completed in 1976 and a second contiguous 220,000 square-foot building which was completed in 1985. In addition, parking is provided for approximately 1,200 vehicles. During 2000, Protective will begin construction of a third contiguous building which will have approximately 315,000 square feet and parking for approximately 1,560 vehicles.

   Protective leases administrative and marketing office space in 45 cities, including approximately 137,355 square feet in Birmingham, with most leases being for periods of three to five years. The aggregate annualized rent is approximately $5.7 million.

DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of Protective are as follows:

Drayton Nabers, Jr.	59	Chairman of the Board
John D. Johns	48	President and Chief Operating Officer and a Director
R. Stephen Briggs	50	Executive Vice President and a Director
Jim E. Massengale	57	Executive Vice President, Acquisitions and a Director
A. S. Williams III	63	Executive Vice President, Investments and Treasurer and a Director
Danny L. Bentley	42	Senior Vice President, Dental and Consumer Benefits and a Director
Richard J. Bielen	39	Senior Vice President, Investments and a Director
T. Davis Keyes	47	Director
Carolyn King	49	Senior Vice President, Investment Products and a Director
Deborah J. Long	46	Senior Vice President, Secretary and General Counsel, and a Director
Steven A. Schultz	46	Senior Vice President, Financial Institutions and a Director
Wayne E. Stuenkel	46	Senior Vice President, and Chief Actuary and a Director
Judy Wilson	42	Senior Vice President, Stable Value Products
Jerry W. DeFoor	47	Vice President and Controller, and Chief Accounting Officer

    All executive officers and directors are elected annually. Executive officers serve at the pleasure of the Board of Directors and directors are elected by PLC at the annual meeting of shareholders of Protective. None of the individuals listed above is related to any director of PLC or Protective or to any executive officer.

   Mr. Nabers has been Chairman of the Board and a Director of Protective since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. Mr Nabers has served in various capacities with the Company and its subsidaries since 1979 and has served as a member of the Board since August 1982. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

   Mr. Johns has been President and Chief Operating Officer of PLC since August 1996 and President of Protective since August 1996. He was Executive Vice President and Chief Financial Officer of PLC and of Protective from October 1993 to August 1996. He is a director of Alabama National Bancorporation and John H. Harland Company.

   Mr. Briggs has been Executive Vice President of PLC and Protective since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of PLC since August 1988 and of Protective since April 1986.

   Mr. Massengale has been Executive Vice President, Acquisitions of Protective and PLC since August 1996 and also has responsibility for the West Coast Division. From May 1992 to August 1996 he served as Senior Vice President of Protective and PLC. Mr Massengale has been employed by PLC and its subsidiaries since 1983.

   Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of PLC and Protective. Mr. Williams has been employed by PLC and its subsidiaries since 1969.

   Mr. Danny L. Bentley has been Senior Vice President, Dental and Consumer Benefits of Protective and PLC since August 1996. From May 1989 to August 1996, he was Vice President, Group Marketing of Protective. Mr Bentley has been employed by PLC and its subsidiaries since 1980.

   Mr. Bielen has been Senior Vice President, Investments of PLC and Protective since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective.

   Mr. Keyes has been Senior Vice President, Information Services of PLC since April 1999. Mr. Keyes has been a Director of Protective since May 10, 1999. Mr. Keyes served as Vice President, Information Services of PLC from May 1993 to April 1999. He has been employed by PLC in various capacities since 1982.

   Ms. King has been Senior Vice President, Investment Products of PLC and of Protective since April 1995.

   Ms. Long has been Senior Vice President, Secretary and General Counsel of PLC since November 1996 and of Protective since September 1996. Ms. Long was Senior Vice President and General Counsel of PLC from February 1994 to November 1996 and of Protective from February 1994 to September 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC.

   Mr. Schultz has been Senior Vice President, Financial Institutions of Protective and PLC since March 1993. Mr Schultz has been employed by PLC and its subsidiaries since 1989.

   Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

   Ms. Wilson has been Senior Vice President, Stable Value Products of Protective and PLC since January 1995. Ms. Wilson has been employed by PLC and its subsidiaries since 1991.

   Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective and PLC since April 1989. Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since 1982.

EXECUTIVE COMPENSATION

    Executive officers of Protective also serve as executive officers and/or directors of one or more affiliate companies of PLC. Compensation allocations are made as to each individual's time devoted to duties as an executive officer of Protective and its affiliates. The following table shows the total compensation paid to the named executive officers of Protective by Protective or any of its affiliates including PLC. Of the amounts of total compensation shown in the Summary Compensation Table and other executive compensation information below, virtually all of Mr. Nabers', Mr. John's, Mr. Brigg's, Mr. Massengale's, and Mr. Williams', total compensation, and 50% of Mr. Johns' total compensation is attributable to services performed for or on behalf of Protective and its subsidiaries. Directors of Protective who are also employees receive no compensation in addition to their compensation as employees of Protective.

   PLC has established a Deferred Compensation Plan for Officers of PLC (the "Officers' Plan") whereby eligible officers may voluntarily elect to defer to a specified date receipt of all or any portion of their Annual Incentive Plan and Performance Share Plan bonuses. The bonuses so deferred are credited to the officers in cash or PLC stock equivalents or a combination thereof. The cash portion earns interest at approximately PLC's short-term borrowing rate. The stock equivalent portion is credited with dividends in the form of additional stock equivalents. Deferred bonuses will be distributed in stock or cash as specified by the officers in accordance with the Officers' Plan unless distribution is accelerated under certain provisions, including upon a change in control of PLC.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation

					Payouts

Name and Principal Position (a)	Year (b)	Salary (1)(2) (c)	Bonus (1)(2)(3) (d)	Other Annual Compensation (e)	Long-Term Incentive Plan Payouts (1)(3)(4) (h)		All Other Compensation (5)(i)

Drayton Nabers, Jr.	1999	$605,000	$707,500	$-0-	$787,568	(6)	$4,800
Chairman of the Board and	1998	575,833	580,000	-0-	1,757,281		4,800
Chief Executive Officer	1997	552,500	499,500	372	1,686,972		4,800

John D. Johns	1999	431,667	425,300	-0-	286,926	(6)	4,800
President and Chief	1998	383,333	312,000	-0-	694,052		4,800
Operating Officer	1997	347,500	280,000	-0-	702,694		4,800

R. Stephen Briggs	1999	299,167	168,900	-0-	286,926	(6)	4,800
Executive Vice President	1998	295,000	206,500	-0-	694,052		4,800
	1997	295,000	172,400	-0-	702,694		4,800

Jim E. Massengale	1999	296,667	183,800	-0-	170,085	(6)	4,800
Executive Vice President,	1998	275,000	196,000	1,890	413,478		4,800
Acquisitions	1997	247,500	210,000	1,890	416,035		4,800

A. S. Williams III	1999	298,333	455,508	2,324	220,371	(6)	4,800
Executive Vice President,	1998	289,167	383,263	5,742	541,459		4,800
Investments and Treasurer	1997	283,333	282,833	5,742	535,265		4,800

  (1)
  For further information, see the "Compensation and Management Succession Committee's Report on Executive Compensation."
  (2)
  Includes amounts that the Named Executives may have voluntarily elected to contribute to PLC's 401(k) and Stock Ownership Plan.
  (3)
  Includes amounts that the Named Executives may have voluntarily deferred under PLC's Deferred Compensation Plan for Officers.
  (4)
  For further information, see the "Long-Term Incentive Plan — Awards In Last Fiscal Year" table.
  (5)
  Matching contributions to PLC's 401(k) and Stock Ownership Plan.
  (6)
  1999 long-term compensation is not yet determinable. The amount shown is the best estimate available as of March 10, 2000.

  The above table sets forth certain information regarding compensation paid to the Chief Executive Officer and the four most highly compensated executive officers of PLC during or with respect to the last three fiscal years.

   The following table sets forth the value of the stock appreciation rights held by the Named Executives based upon the value of the Common Stock as of December 31, 1999. No stock appreciation rights were granted to the Named Executives during 1999.

AGGREGATED FY-END OPTION/SAR VALUES

Name (a)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)

Drayton Nabers, Jr.	0/300,000	$0/$4,312,500

John D. Johns	0/150,000	0/2,156,250

R. Stephen Briggs	0/40,000	0/575,000

Jim E. Massengale	0/40,000	0/575,000

A. S. Williams III	0/40,000	0/575,000

   In 1999, the Compensation and Management Succession Committee awarded performance shares under the Company's 1997 Long-Term Incentive Plan to the Named Executives as indicated in the table below. These awards are generally payable, if at all, at the time the results of the comparison group of companies for the four-year period ending December 31, 2001 are known.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts Under Non-Stock Price-Based Plans (in shares) (2)

Name (a)	Number of Shares, Units or Other Rights (#)(1) (b)	Performance or Other Period Until Maturation or Payout (c)	Threshold (d)	Target (e)	Maximum (f)

Drayton Nabers, Jr.	21,930 shares	December 31, 2002	10,695	27,413	37,281

John D. Johns	14,260 shares	December 31, 2002	7,130	17,825	24,242

R. Stephen Briggs	4,120 shares	December 31, 2002	2,060	5,150	7,004

Jim E. Massengale	3,910 shares	December 31, 2002	1,955	4,888	6,647

A. S. Williams III	4,050 shares	December 31, 2002	2,025	5,063	6,885

  (1)
  In the event of a change in control, payment will be made with respect to all outstanding awards based upon performance at the target level (which, for all outstanding awards, is deemed to be at the seventy-fifth percentile) or, if greater, performance as of the December 31 preceding the change in control.
  (2)
  Award is earned based on comparison of PLC's average return on average equity or total rate of return for a four year period to a peer group. Below threshold, which is the median of the comparison group, no portion of award is earned.

OTHER PLANS AND ARRANGEMENTS

    Retirement Benefits. The table below illustrates the annual pension benefits payable to executive officers under the Protective Life Corporation Pension Plan. The table also reflects the Excess Benefit Plan that we have established to provide retirement benefits over the Internal Revenue Code limitations. Benefits in the table are not reduced by social security or other offset amounts. Since the benefits shown in the table reflect a straight life form of annuity benefit, if the payment is made in the form of a joint and survivor annuity, the annual amounts of benefit could be substantially below those illustrated.

PENSION PLAN TABLE

	Years of Service

Remuneration
	15	20	25	30	35

$150,000	$33,368	$44,490	$55,613	$66,755	$77,858
200,000	45,368	60,490	75,613	90,735	105,858
250,000	57,368	76,490	95,613	114,735	133,858
300,000	69,368	92,490	115,613	138,735	161,858
400,000	93,368	124,490	155,613	186,735	216,858
500,000	117,368	156,490	195,613	234,735	273,858
750,000	177,368	236,490	295,613	354,735	413,858
1,000,000	237,368	316,490	395,613	474,735	553,858
1,250,000	297,368	396,490	495,613	594,735	693,858
1,500,000	357,368	476,490	595,613	714,735	833,858
1,750,000	417,368	556,490	695,613	834,735	973,858
2,000,000	477,368	636,490	795,613	954,735	1,113,858

   Compensation covered by the Pension Plan (for purposes of pension benefits) excludes commissions and performance share awards and generally corresponds to that shown under the heading "Annual Compensation" in the Summary Compensation Table. Compensation is calculated based on the average of the highest level of compensation paid during a period of 36 consecutive whole months. Only three Annual Incentive Plan bonuses (whether paid or deferred) may be included in obtaining the average compensation.

   The Named Executives and their credited years of service as of December 31, 1999 are provided in the following table.

Name	Years of Service

Drayton Nabers, Jr.	21
John D. Johns	6
R. Stephen Briggs	28
Jim E. Massengale	16
A. S. Williams III	35

EMPLOYMENT CONTINUATION AGREEMENTS

    The Board of Directors of PLC has authorized PLC to enter into Employment Continuation Agreements with each of the Named Executives which provide for certain benefits in the event such executive's employment is actually or constructively (by means of a reduction in duties or compensation) terminated following certain events constituting a "change in control". Such benefits include (i) a payment equal to three times the sum of the annual base salary in effect at the time of the change in control and the average annual incentive plan bonus for the three years preceding the change in control; (ii) continuation (for twenty-four months) in PLC's hospital, medical, accident, disability, and life insurance plans as provided to the executive immediately prior to the date of his termination of employment; (iii) delivery of an annuity to equal increased benefits under the Pension Plan and the Excess Benefit Plan resulting from an additional three years of credited service (subject to the Pension Plan's maximum on crediting service); and (iv) an additional payment, if necessary, to reimburse the executive for any additional tax (other than normal Federal, state and local income taxes) incurred as a result of any benefits received in connection with the change in control.

Compensation Committee Interlocks and Insider Participation

    The members of the Compensation and Management Succession Committee ("Committee") are Messrs. McMahon (Chairman), Dahlberg, Kuehn, and Yellowlees. No member of the Committee was an officer or employee of PLC or any of its subsidiaries at any time during 1999. Also, no member of the Committee was formerly an officer of PLC or any of its subsidiaries.

Management Ownership of PLC Stock

    No director or named executive officer of Protective owns any stock of Protective or of any affiliated corporation except for the shares of PLC common stock which are shown as owned as of March 10, 2000:

	Amount and Nature of Beneficial Ownership(1)
Name and Beneficial Owner	Sole Power		Shared Power (2)		Percent of Class (1)
Drayton Nabers, Jr.	370,792	(3)	12,638		*
John D. Johns	83,766	(3)	4,200		*
R. Stephen Briggs	154,023	(3)	1,980		*
Jim E. Massengale	116,208	(3)	940		*
A. S. Williams III	90,543	(3)	-0-		*
Danny L. Bentley	38,665	(3)	-0-		*
Richard J. Bielen	32,422	(3)	-0-		*
T. Davis Keyes	12,513	(3)	-0-		*
Carolyn King	19,227	(3)	-0-		*
Deborah J. Long	36,671	(3)	-0-		*
Steven A. Schultz	52,749	(3)	-0-		*
Wayne E. Stuenkel	90,132	(3)	-0-		*
Judy Wilson	12,454	(3)	-0-		*
Jerry W. DeFoor	36,114	(3)	-0-		*
All directors and executive officers as a group (14 persons)	1,146,279	(3)(4)	19,758	(2)	1.77%

*	less than one percent
(1)
The number of shares reflected are shares which under applicable regulations of the Securities and Exchange Commission are deemed to be beneficially owned. Shares deemed to be beneficially owned, under such regulations, include shares as to which, directly or indirectly, through any contract, relationship, arrangement, understanding or otherwise, either voting power or investment power is held or shared. The total number of shares beneficially owned is subdivided, where applicable, into two categories: shares as to which voting/investment power is held solely and shares as to which voting/investment power is shared. The percentage calculation is based on the aggregate number of shares beneficially owned.
(2)
This column may include shares held in the name of a spouse, minor children, or certain other relatives sharing the same home as the director or officer, or held by the director or officer, or the spouse of the director or officer, as a trustee or as a custodian for children. Unless otherwise noted below the directors and officers disclaim beneficial ownership of these shares.

(3)
The amounts reported include shares allocated to accounts under PLC's 401(k) and Stock Ownership Plan as follows: Mr. Nabers, 13,129 shares; Mr. Johns, 4,055 shares; Mr. Briggs, 28,651 shares; Mr. Massengale, 31,233 shares; Mr.  Williams, 27,023 shares; Mr. Bentley, 9,365 shares; Mr. Bielen, 9,542 shares; Mr. Keyes, 7,075 shares; Ms. King, 1,398 shares; Ms. Long, 1,509 shares; Mr. Schultz, 6,208 shares; Mr. Struenkel, 6,857 shares; Ms. Wilson, 5,627 shares; Mr. DeFoor, 11,830 shares; and all directors and executives officers as a group 163,502.

The amounts reported also include stock equivalents held by certain officers under PLC's Deferred Compensation Plan for Officers, entitling each such officer to receive upon distribution a share of Common Stock or each stock equivalent. The number of stock equivalents included are as follows: Mr. Nabers, 315,440; Mr. Johns, 75,311; Mr. Briggs, 109,703; Mr. Massengale, 69,375; Mr. Williams, 63,204; Mr. Bielen, 15,359; Mr. Keyes, 5,201; Ms. King, 17,829; Ms. Long, 30,125; Mr. Schultz, 44,112; Mr. Struenkel, 73,739; Mr. DeFoor, 24,284; and all directors and executive officers as a group, 843,682.

The reported amounts do not include stock appreciation rights ("SARs"): Mr. Nabers, 300,000 SARs; Mr. Johns, 200,000 SARs; Mr. Briggs, 40,000 SARs; Mr. Massengale, 50,000 SARs; Mr. Williams, 40,000 SARs; Mr. Bentley, 15,000 SARs; Mr. Bielen, 15,000 SARs; Mr. Keyes, 10,000 SARs; Ms. King, 15,000 SARs; Ms. Long, 15,000 SARs; Mr. Schultz, 15,000 SARs; Mr. Struenkel, 15,000 SARs; Ms. Wilson, 15,000 SARs; Mr. DeFoor, 10,000 SARs; and all directors and executive officers as a group, 755,000 SARs.
(4)	No officer or director owns any stock of any affiliate of PLC.

LEGAL PROCEEDINGS

    There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of PLC and Protective, to which PLC or Protective or any of its subsidiaries is a party or of which any of PLC or Protective's properties is the subject. For additional information regarding legal proceedings see Note G to the Consolidated Financial Statements included herein.

EXPERTS

    The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus and the financial statement schedules included in the Registration Statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

    Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENT

    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended with respect to the Contracts. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to all of which reference is made for further information concerning Protective and the Contracts. Statements contained in this Prospectus as to the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed in the Registration Statement.

APPENDIX A
MATTERS RELATING TO CONTRACTS
OFFERED IN CERTAIN STATES AFTER SEPTEMBER 10, 1991
AND PRIOR TO MAY 1, 1996

     The following sections describe Contracts offered after September 10, 1991 and before May 1, 1996. The following descriptions of certain provisions should be substituted in their entirety for the related terms and descriptions found elsewhere in this Prospectus. The page references listed below indicate where in the Prospectus the substituted descriptions can be found. Refer to your Contract for complete details of these provisions.

Summary (page 4)

    The paragraphs in the Summary describing the guaranteed Death Benefit, Market Value Adjustment, and Surrender Charge should be revised as follows:

How is the surrender charge calculated?
The surrender charge applies during the first seven years of each Guaranteed Period. If the Guaranteed Period is seven years or less, a surrender charge will apply for the entire Guaranteed Period. The surrender charge is equal to six months of interest on the amount you withdraw from a Sub-Account. The total surrender charges for a Guaranteed Period will never exceed six months' interest on the amount of the Annuity Deposit or Sub-Account value you allocated to the Guaranteed Period. (See "Surrender Charges," page 11.)
What is a Market Value Adjustment?	The Market Value Adjustment is the amount we deduct from or add to the Sub-Account value when you request a surrender before the end of the Sub-Account's Guaranteed Period. The Market Value Adjustment reflects the relationship between 1) the Guaranteed Interest Rate that we are currently offering for a Guaranteed Period equal to the time remaining in your Guaranteed Period at the time you request a full or partial surrender, and 2) the Guaranteed Interest Rate being applied to the Sub-Account from which you are requesting a full or partial surrender. (See "Market Value Adjustment," page 11.)
Does the contract provide a Death Benefit?	If any Owner dies while the Contract is in force and before the Annuity Commencement Date, we will pay a guaranteed Death Benefit, less any applicable premium tax, to any surviving Owner.
If there is no surviving Owner, we will pay the guaranteed Death Benefit to the Beneficiary that the Owner has named. The Beneficiary will have 60 days from the date of death to exercise this right to the guaranteed Death Benefit. If the Beneficiary has not exercised this right within 60 days, we will treat any payments as a surrender request subject to the surrender charge and Market Value Adjustment.
The guaranteed Death Benefit will be equal to the Account Value of your Contract. If applicable, we will total the Death Benefits for all of your Guaranteed Periods to determine the amount of your guaranteed Death Benefit. (See "Death Benefit," page 14.)

Parties to the Contract (page 6)

    Beneficiary: The person named under the Contract to receive the Death Benefit upon the Death of any Owner is the primary Beneficiary. If an Owner dies, the surviving Owner, if any, will always be the primary Beneficiary, regardless of whom the Contract may designate. A contingent Beneficiary is the person named in the Contract to receive the Death Benefit if the primary Beneficiary is not living at the time of the Owner's death.

   If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner.

   Unless designated irrevocably, you may change Beneficiaries at any time by sending a written request to our Administrative Office. If you have designated a Beneficiary irrevocably, that Beneficiary's written consent is necessary before you can change the Beneficiary or exercise certain other rights.

Issuing a Contract (page 7, first paragraph)

    You purchase a Contract by completing an application and making an Annuity Deposit of at least $5,000. After we issue the Contract, you may make additional Annuity Deposits of at least $5,000. We must pre-approve any Annuity Deposits of less than $5,000. You cannot make additional Annuity Deposits in the states of California, Minnesota, South Carolina or Michigan. Regardless of how many Annuity Deposits you make, we will issue only one Contract. We have the right to decline any Annuity Deposit or any application. When we sell Contracts to retirement plans or in connection with retirement plans, those retirement plans may or may not qualify for special tax treatment under the Internal Revenue Code.

Guaranteed Period and Sub-Accounts

  Selecting a subsequent Guarantee Period (page 8)

    To apply the ending Sub-Account value to one or more subsequent Guaranteed Periods that you select, you must give us written instructions to this effect no later than 10 days after the end of the expiring Guaranteed Period. You may select a subsequent Guaranteed Period only from Guaranteed Periods we are offering at the time you make your selection. Any subsequent Guaranteed Period may not extend past the Annuity Commencement Date for your Contract. At least $5,000 must be allocated to any subsequent Guaranteed Period.

  Automatic subsequent Guaranteed Periods (page 8)

    If you do not instruct us otherwise under the first or second options described above, a subsequent Guaranteed Period will automatically begin when the prior Guaranteed Period ends. Your ending Sub-Account value will become the beginning Sub-Account value for the subsequent Guaranteed Period. The Subsequent Guaranteed Period will be the longest Guaranteed Period we offer that is not longer than the Guaranteed Period that just ended, and does not extend past the Annuity Commencement Date. You must allocate at least $5,000 to any subsequent Guaranteed Period.

Surrenders

  Surrenders and Partial Surrenders (page 10, first paragraph)

    You may surrender your entire Contract at any time. You may surrender part of the Contract if the value of each remaining Sub-Account is at least $5,000 after the surrender.

Surrender Charges (page 11)

    Surrenders and partial surrenders may be subject to a surrender charge. Generally, we assess a surrender charge if you take a surrender during the first seven years of any Guarantee Period. The surrender charge is equal to six months of interest on the amount you surrender from a Sub-Account. The total surrender charges for a Guaranteed Period will never exceed six months' interest on the amount of the Annuity Deposit or Sub-Account value you allocated to the Guaranteed Period. We will compute this interest at the same rate we are crediting the Sub-Account from which you make a surrender. We will deduct the surrender charge from the amount you have chosen to surrender.

   We do not apply the surrender charge after the first seven years of a Guaranteed Period or from any amount available as an interest withdrawal. Also, we do not apply a surrender charge to surrenders you request at the end of a Guaranteed Period provided that we receive your written request, in a form we deem acceptable, within twenty days prior to the end of the Guaranteed Period.

   If we receive your request for a surrender prior to the end of a Guaranteed Period, we will calculate the surrender value, as of the date of the surrender, as follows:

[(A × B) - SC] where:

   A   = the Sub-Account value of the Sub-Account from which you request a surrender

   B   = the Market Value Adjustment

   SC  = the surrender charge plus any premium taxes, if applicable

   On the date we receive your request, we will inform you of the amounts available for you to surrender. Any surrender may be subject to federal and state income tax and, in some cases, premium taxes.

   Because a Guaranteed Period cannot extend past the Annuity Commencement Date, we will not deduct a surrender charge or Market Value Adjustment if you use your Net Account value to purchase an Annuity on the Annuity Commencement Date.

  Waiver of Surrender Charges (page 11)

    We will waive any applicable surrender charge if you meet any of the following conditions after the first year of the Contract:

  1)
  You enter, for a period of at least 90 days, a facility that is licensed by the state and qualifies as a skilled nursing home facility under Medicare or Medicaid.

  2)
  A physician who is not related to you or the Annuitant diagnoses you as having a terminal illness as the term is defined in your Contract. You must submit to us written proof of this illness that we deem satisfactory and we reserve the right to require an examination by a physician of our choice to confirm your terminal illness.

   If we waive your surrender charge, we will still impose a Market Value Adjustment where applicable. Our waiver of surrender charges is not available in all states due to applicable insurance laws.

Market Value Adjustment (page 11)

    We will apply a Market Value Adjustment if your request a surrender before the end of a Sub-Account's Guaranteed Period. The Market Value Adjustment may increase or decrease the amount you receive from a surrender. Like the surrender charge, we calculate the Market Value Adjustment separately for each Sub-Account. The Market Value Adjustment is applied to the surrendered Sub-Account value, less any amount available as an interest withdrawal from interest earned during the prior Contract year, before we deduct any surrender charge. We will include the Market Value Adjustment in the amount we deduct from your Sub-Account to satisfy your surrender request. The formula we use to determine the Market Value Adjustment is:

(1+g / 1+c) × (N/12) where:

   g = The Guaranteed Interest Rate in effect for the current Guaranteed Period expressed as a decimal
(e.g., 1% = .01).

   C = The current Guaranteed Interest Rate we offer for a Guaranteed Period that has a duration equal to the number of months left before the end of the Guaranteed Period from which you are making the surrender.

   N = The number of months remaining in your Guaranteed Period as of the date you request a surrender.

   The Market Value Adjustment reflects the relationship between 1) the current Guaranteed Interest Rate we offer for a Guaranteed Period equal in duration to the amount of time left in the surrendered Guaranteed Period, and 2) the Guaranteed Interest Rate we are applying to the Guaranteed Period from which you are making a surrender.

   Generally, if your Guaranteed Interest Rate is lower than the one we offer for Guaranteed Period equal to the time remaining in your Guaranteed Period, the Market Value Adjustment may produce a surrender value that is less than the sum of the portion of your Annuity Deposit being surrendered plus the interest it has earned. Similarly, if your Guaranteed Interest Rate is higher than the applicable current Guaranteed Interest Rate, the Market Value Adjustment may increase your surrender value beyond the sum of the portion of your Annuity Deposit being surrendered plus the interest it has earned.

   Because we base current Guaranteed Interest Rates in part upon the investment yields that are available to us, the effect of the Market Value Adjustment will be related to those yields. Therefore, if these yields increase from the time, you purchase your Contract, it is possible that the Market Value Adjustment, coupled with the surrender charge and any premium tax, could produce a full surrender value for your Contract that is less than the total of your Annuity Deposits.

Determining the Death Benefit (page 14)

    We will calculate the guaranteed Death Benefit as of the date of an Owner's death. The guaranteed Death Benefit will be equal to the Account Value less applicable premium taxes.

Annuity Options (page 15)

    On the Annuity Commencement Date we will apply part or all of the Net Account Value to the annuity option you have selected. If you have not selected an annuity option, we will apply your Net Account Value to Option 2 – Life Income with Payments for a 10-Year Guaranteed Period. You may select from the following annuity options. For Qualified Contracts, annuity options may apply with certain restrictions.

  •
  Option 1 – Payment for a Fixed Period

    We will make equal monthly payments for any period not less than five years and not more than 30 years. The amount of each payment depends upon the total amount applied, the period selected and the interest rate we are using when the annuity payments are determined.

  •
  Option 2 – Life Income with Payments for a Guaranteed Period

    We will make equal monthly payments based on the life of the named Annuitant or Annuitants. Payments will continue for the lifetime of the Annuitant or Annuitants with payments guaranteed for either 10 or 20 years. Payments will stop at the end of the selected guaranteed period or when the Annuitant dies, whichever is later.

  •
  Option 3 – Payments for a Fixed Amount

    We will make equal monthly payments for a fixed amount. The amount of each payment may not be less than $10 for each $1,000 of Net Account Value applied to the annuity option. Each month we will credit interest on the unpaid balance and add that interest to it. We will set the interest rate in our sole discretion, but it will not be less than an annual effective interest rate of 4%. Payments will continue until the amount we hold runs out. The last payment will be for the balance only.

  •
  Option 4 – Purchase of Other Annuities

    The total amount you apply is used to purchase any kind of annuity we issue on the date this option is selected.

   The dollar amount of monthly payments for every $1,000 you apply to each available annuity option is calculated in accordance with annuity tables set forth in the Contract. We base these tables on the 1983 Individual Annuity Mortality Table A projected four years with interest at 4% per year.

Taxation of Annuities in General

  Loss of Interest Deduction Where Contracts Are Held for the Benefit of Certain Non-Natural Persons
(page 22)

    In order to that they may be treated as annuity contracts for federal tax purposes, section 72(s) of the Internal Revenue Code requires that Contracts held by persons other than individuals (other than Contracts issued in connection with certain qualified plans) contain certain provisions relating to distributions upon the death of an Annuitant. Certain Contracts do not contain these provisions. The income under such Contracts is taxable as it accrues. We issue Form 1099s with respect to such Contracts.

APPENDIX B
MATTERS RELATING TO CONTRACTS
OFFERED IN CERTAIN STATES
PRIOR TO SEPTEMBER 10, 1991

     The following sections describe Contracts with a Certificate Date prior to September 10, 1991, and certain Contracts with a Certificate Date after that date. The Contracts contain provisions that differ from those described in this Prospectus. In particular, surrender charge, Death Benefit, and certain Annuity benefit provisions may be different. Refer to your Contract for complete details of these provisions. The following descriptions of certain provisions should be substituted in their entirety for the related terms and descriptions found elsewhere in this Prospectus. The page references listed below indicate where in the Prospectus the substituted descriptions can be found.

Summary (page 4)

    The paragraphs in the Summary describing the guaranteed Death Benefit, Market Value Adjustment, and Surrender Charge should be revised as follows:

How is the surrender charge calculated?
The surrender charge applies during the first seven years of each Guaranteed Period. If the Guaranteed Period is seven years or less, a surrender charge will apply for the entire Guaranteed Period. The surrender charge is equal to six months of interest on the amount you withdraw from a Sub-Account. The total surrender charges for a Guaranteed Period will never exceed six months' interest on the amount of the Annuity Deposit or Sub-Account value you allocated to the Guaranteed Period. (See "Surrender Charge," page 11.)
What is a Market Value Adjustment?	The Market Value Adjustment is the amount we deduct from or add to the Sub-Account value when you request a surrender before the end of the Sub-Account's Guaranteed Period. The Market Value Adjustment reflects the relationship between 1) the Guaranteed Interest Rate that we are currently offering for a Guaranteed Period equal to the time remaining in your Guaranteed Period at the time you request a full or partial surrender, and 2) the Guaranteed Interest Rate being applied to the Sub-Account from which you are requesting a full or partial surrender. (See, "Market Value Adjustment," page 11.)
Does the contract provide a Death Benefit?	If any Owner dies while the Contract is in force and before the Annuity Commencement Date, we will pay a guaranteed Death Benefit, less any applicable premium tax, to any surviving Owner.
If there is no surviving Owner, we will pay the guaranteed Death Benefit to the Beneficiary as determined under the provisions of the Contract. If the named Beneficiary under the Contract is the spouse of the Owner and the Annuitant is living, the spouse may elect, in lieu of a Death Benefit, to become the Owner and continue the Contract.
The guaranteed Death Benefit will be equal to the Account Value of your Contract. If applicable, we will total the Death Benefits for all of your Guaranteed Periods to determine the amount of your guaranteed Death Benefit. (See "Death Benefit," page 14.)

Parties to the Contract (page 6)

    Beneficiary: The person named under the Contract to receive the Death Benefit upon the Death of any Owner or Annuitant, as applicable, is the primary Beneficiary. If an Owner dies, the surviving Owner, if any, will always be the primary Beneficiary, regardless of whom the Contract may designate. A contingent Beneficiary is the person named in the Contract to receive the Death Benefit if the primary Beneficiary is not living at the time of the Owner's death.

   If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner.

   Unless designated irrevocably, you may change Beneficiaries at any time by sending a written request to our Administrative Office. If you have designated a Beneficiary irrevocably, that Beneficiary's written consent is necessary before you can change the Beneficiary or exercise certain other rights.

Issuing a Contract (page 7, first paragraph)

    You purchase a Contract by completing an application and making an Annuity Deposit of at least $5,000. After we issue the Contract, you may make additional Annuity Deposits of at least $5,000. We must pre-approve any Annuity Deposits of less than $5,000. Regardless of how many Annuity Deposits you make, we will issue only one Contract. We have the right to decline any Annuity Deposit or any application. When we sell Contracts to retirement plans or in connection with retirement plans, those retirement plans may or may not qualify for special tax treatment under the Internal Revenue Code.

Guaranteed Periods and Sub-Accounts

  Selecting a subsequent Guarantee Period (page 8)

    To apply the ending Sub-Account value to one or more subsequent Guaranteed Periods that you select, you must give us written instructions to this effect no later than 10 days after the end of the expiring Guaranteed Period. You may select a subsequent Guaranteed Period only from Guaranteed Periods we are offering at the time you make your selection. Any subsequent Guaranteed Period may not extend past the Annuity Commencement Date for your Contract. At least $5,000 must be allocated to any subsequent Guaranteed Period.

  Automatic subsequent Guaranteed Periods (page 8)

    If you do not instruct us otherwise under the first or second options described above, a subsequent Guaranteed Period will automatically begin when the prior Guaranteed Period ends. Your ending Sub-Account value will become the beginning Sub-Account value for the subsequent Guaranteed Period. The Subsequent Guaranteed Period will be the longest Guaranteed Period we offer that is not longer than the Guaranteed Period that just ended, and does not extend past the Annuity Commencement Date. You must allocate at least $5,000 to any subsequent Guaranteed Period.

Surrenders

  Surrenders and Partial Surrenders (page 10, first paragraph)

    You may surrender your entire Contract at any time. You may surrender part of the Contract if the value of each remaining Sub-Account is at least $5,000 after the surrender.

Surrender Charges (page 11)

    Surrenders and partial surrenders may be subject to a surrender charge. Generally, we assess a surrender charge if you take a surrender during the first seven years of any Guarantee Period. The surrender charge is equal to six months of interest on the amount you surrender from a Sub-Account. The total surrender charges for a Guaranteed Period will never exceed six months' interest on the amount of the Annuity Deposit or Sub-Account value you allocated to the Guaranteed Period. We will compute this interest at the same rate we are crediting the Sub-Account from which you make a surrender. We will deduct the surrender charge from the amount you have chosen to surrender.

   We do not apply the surrender charge after the first seven years of a Guaranteed Period or from any amount available as an interest withdrawal. Also, we do not apply a surrender charge to surrenders you request at the end of a Guaranteed Period provided that we receive your written request, in a form we deem acceptable, within twenty days prior to the end of the Guaranteed Period.

   If we receive your request for a surrender prior to the end of a Guaranteed Period, we will calculate the surrender value, as of the date of the surrender, as follows:

[(A × B) - SC] where:

   A   = the Sub-Account value of the Sub-Account from which you request a surrender

   B   = the Market Value Adjustment

   SC  = the surrender charge plus any premium tax, if applicable

   On the date we receive your request, we will inform you of the amounts available for you to surrender. Any surrender may be subject to federal and state income tax and, in some cases, premium taxes.

   Because a Guaranteed Period cannot extend past the Annuity Commencement Date, we will not deduct a surrender charge or Market Value Adjustment if you use your Net Account value to purchase an Annuity on the Annuity Commencement Date.

  Waiver of Surrender Charges (page 11)

    We will waive any applicable surrender charge if you meet any of the following conditions after the first year of the Contract:

  3)
  You enter, for a period of at least 90 days, a facility that is licensed by the state and qualifies as a skilled nursing home facility under Medicare or Medicaid.

  4)
  A physician who is not related to you or the Annuitant diagnoses you as having a terminal illness as the term is defined in your Contract. You must submit to us written proof of this illness that we deem satisfactory and we reserve the right to require an examination by a physician of our choice to confirm your terminal illness.

   If we waive your surrender charge, we will still impose a Market Value Adjustment where applicable. Our waiver of surrender charges is not available in all states due to applicable insurance laws.

Market Value Adjustment (page 11)

    We will apply a Market Value Adjustment if your request a surrender before the end of a Sub-Account's Guaranteed Period. The Market Value Adjustment may increase or decrease the amount you receive from a surrender. Like the surrender charge, we calculate the Market Value Adjustment separately for each Sub-Account. The Market Value Adjustment is applied to the surrendered Sub-Account value, less any amount available as an interest withdrawal from interest earned during the prior Contract year, before we deduct any surrender charge. We will include the Market Value Adjustment in the amount we deduct from your Sub-Account to satisfy your surrender request. The formula we use to determine the Market Value Adjustment is:

(1+g / 1+c) × (N/12) where:

   g = The Guaranteed Interest Rate in effect for the current Guaranteed Period expressed as a decimal
(e.g., 1% = .01).

   C = The current Guaranteed Interest Rate we offer for a Guaranteed Period that has a duration equal to the number of months left before the end of the Guaranteed Period from which you are making the surrender.

   N = The number of months remaining in your Guaranteed Period as of the date you request a surrender.

   The Market Value Adjustment reflects the relationship between 1) the current Guaranteed Interest Rate we offer for a Guaranteed Period equal in duration to the amount of time left in the surrendered Guaranteed Period, and 2) the Guaranteed Interest Rate we are applying to the Guaranteed Period from which you are making a surrender.

   Generally, if your Guaranteed Interest Rate is lower than the one we offer for Guaranteed Period equal to the time remaining in your Guaranteed Period, the Market Value Adjustment may produce a surrender value that is less than the sum of the portion of your Annuity Deposit being surrendered plus the interest it has earned. Similarly, if your Guaranteed Interest Rate is higher than the applicable current Guaranteed Interest Rate, the Market Value Adjustment may increase your surrender value beyond the sum of the portion of your Annuity Deposit being surrendered plus the interest it has earned.

   Because we base current Guaranteed Interest Rates in part upon the investment yields that are available to us, the effect of the Market Value Adjustment will be related to those yields. Therefore, if these yields increase from the time, you purchase your Contract, it is possible that the Market Value Adjustment, coupled with the surrender charge and any premium tax, could produce a full surrender value for your Contract that is less than the total of your Annuity Deposits.

Death of an Annuitant (page 14)

    If an Annuitant dies while the Contract is in force, either before or after the Annuity Commencement Date, the Beneficiary will be the person designated as such under the Contract. If you have not designated a Beneficiary or the Beneficiary is no longer living, the surviving Owner will be the Beneficiary. If neither the Owner nor the Beneficiary have survived the Annuitant, the Beneficiary will be the Annuitant's estate. You cannot change Annuitants under this Contract.

Death of an Owner (page 14)

    Upon the death of a joint Owner prior to the Annuity Commencement Date, the surviving Owner will become the Beneficiary. If the sole Owner of a Contract dies while the Contract is in force and before the Annuity Commencement Date, the Beneficiary will be the person designated as such under the Contract. If the Beneficiary is the spouse of the deceased Owner and the Annuitant is still living, the spouse may elect to become the Owner in lieu of receiving a guaranteed Death Benefit. If you have not designated a Beneficiary or the Beneficiary is no longer living, the estate of the Owner will be the Beneficiary.

Determining the Death Benefit (page 14)

    If an Annuitant or Owner dies before the Annuity Commencement Date, we will pay a guaranteed Death Benefit to the Beneficiary. We will calculate the guaranteed Death Benefit as of the date of an Annuitant's or Owner's death. We will calculate the guaranteed Death Benefit as follows:

  5)
  If the deceased had not yet reached age 85, the guaranteed Death Benefit will be the greater of:

  •
  the Net Account Value, or

  •
  the original Annuity Deposit, less interest withdrawals and surrenders (including surrender charges, Market Value Adjustments, and premium tax), credited with interest at 5% compounded annually.

  6)
  If the deceased reached age 85, the guaranteed Death Benefit will be equal to the total of the Sub-Account values multiplied by their respective Market Value Adjustments.

Paying the Death Benefit (page 14)

    We will only pay one guaranteed Death Benefit under a Contract, even though the Contract may, under some circumstances, continue after an Owner or Annuitant's death. We will calculate the guaranteed Death Benefit as of the date of the death that triggers its payment.

   We will pay the guaranteed Death Benefit in a lump sum, in which event the Contract will terminate, or under any of the annuity options available under the Contract provided that:

  •
  in the event of the Owner's death, any chosen annuity option must provide that the guaranteed Death Benefit will be distributed within five years of the date of the Owner's death; or

  •
  if the chosen annuity option provides for the guaranteed Death Benefit to be paid over a period that does not extend beyond the Beneficiary's life or life expectancy, the distribution must commence within one year of the Owner's death.

   In addition to these options, if the Beneficiary is the spouse of the deceased Owner and the Annuitant is living, the spouse may elect to become the Owner in lieu of receiving a guaranteed Death Benefit.

Annuity Commencement Date (page 14)

    You may select an Annuity Commencement Date when you purchase a Contract. The Annuity Commencement Date may not be earlier than the end of a Guaranteed Period nor later than the end of the Contract year immediately before the Annuitant's 85th birthday. Our Administrative Office must approve any request for an extension of the Annuity Commencement Date beyond this maximum.

   You may change the Annuity Commencement Date subject to the following restrictions:

  •
  You must request the change in writing.

  •
  We must receive your written request at least 30 days before the new Annuity Commencement Date you have requested.

  •
  The new Annuity Commencement Date may not come before the end of any existing Guaranteed Period.

  •
  Unless we agree prior to the change, the new Annuity Commencement Date may not be later than the Annuitant's 85th birthday.

   Annuity Commencement Dates which occur after the Annuitant's 85th birthday may have adverse tax consequences so you should consult your tax advisor before requesting an Annuity Commencement Date at these advanced ages. You may be required to begin distributions from Qualified Contracts before the Annuity Commencement Date. (See "Federal Tax Matters," page 18.)

   Once our Administrative Office notifies you that we have received and approved your written request for changing the Annuity Commencement Date, the change will be made effective as of the date you signed the request.

Annuity Options (page 15)

    On the Annuity Commencement Date we will apply part or all of the Net Account Value to the annuity option you have selected. If you have not selected an annuity option, we will apply your Net Account Value to Option 2 – Life Income with Payments for a 10-Year Guaranteed Period. You may select from the following annuity options. For Qualified Contracts, annuity options may apply with certain restrictions.

  •
  Option 1 – Payment for a Fixed Period

     We will make equal monthly payments for any period not less than five years and not more than 30 years. The amount of each payment depends upon the total amount applied, the period selected and the interest rate we are using when the annuity payments are determined.

  •
  Option 2 – Life Income with Payments for a Guaranteed Period

     We will make equal monthly payments based on the life of the named Annuitant. Payments will continue for the lifetime of the Annuitant with payments guaranteed for either 10 or 20 years. Payments will stop at the end of the selected guaranteed period or when the Annuitant dies, whichever is later.

  •
  Option 3 – Payments for a Fixed Amount

     We will make equal monthly payments for a fixed amount. The amount of each payment may not be less than $10 for each $1,000 of Net Account Value applied to the annuity option. Each month we will credit interest on the unpaid balance and add that interest to it. We will set the interest rate in our sole discretion, but it will not be less than an annual effective interest rate of 4%. Payments will continue until the amount we hold runs out. The last payment will be for the balance only.

  •
  Option 4 – Purchase of Other Annuities

     The total amount you apply is used to purchase any kind of annuity we issue on the date this option is selected.

   The dollar amount of monthly payments for every $1,000 you apply to each available annuity option is calculated in accordance with annuity tables set forth in the Contract. We base these tables on the 1983 Individual Annuity Mortality Table A projected four years with interest at 4% per year.

Taxation of Annuities in General

  Loss of Interest Deduction Where Contracts Are Held for the Benefit of Certain Non-Natural Persons (page 22)

    In order to that they may be treated as annuity contracts for federal tax purposes, section 72(s) of the Internal Revenue Code requires that Contracts held by persons other than individuals (other than Contracts issued in connection with certain qualified plans) contain certain provisions relating to distributions upon the death of an Annuitant. Certain Contracts do not contain these provisions. The income under such Contracts is taxable as it accrues. We issue Form 1099s with respect to such Contracts.

   All other schedules to the financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama

   In our opinion, the consolidated financial statements listed in the index on page F-1 of this Form S-1 present fairly, in all material respects, the consolidated financial position of Protective Life Insurance Company and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedules listed in the index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                      PricewaterhouseCoopers LLP

February 23, 2000
Birmingham, Alabama

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands)

	Year Ended December 31
	1999	1998	1997
REVENUES
Premiums and policy fees	$1,137,256	$1,027,340	$814,420
Reinsurance ceded	(538,033)	(459,215)	(334,214)

Net of reinsurance ceded	599,223	568,125	480,206
Net investment income	623,231	603,795	557,488
Realized investment gains	4,760	2,136	1,824
Other income	27,102	20,201	6,149

	1,254,316	1,194,257	1,045,667

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 1999-$344,474; 1998-$330,494; 1997-$180,605)	771,527	730,496	658,872
Amortization of deferred policy acquisition costs	104,913	111,188	107,175
Other operating expenses (net of reinsurance ceded: 1999-$150,570; 1998-$166,375; 1997-$90,045)	176,439	172,228	129,870

	1,052,879	1,013,912	895,917

INCOME BEFORE INCOME TAX-	201,437	180,345	149,750
INCOME TAX EXPENSE (BENEFIT)
Current	47,504	48,237	66,283
Deferred	25,675	14,925	(13,981)

	73,179	63,162	52,302

NET INCOME-	$128,258	$117,183	$97,448

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	December 31
	1999	1998
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 1999-$6,517,851; 1998-$6,307,274)	$6,275,607	$6,400,262
Equity securities, at market (cost: 1999-$32,092; 1998-$15,151)	30,696	12,258
Mortgage loans on real estate	1,946,690	1,623,603
Investment real estate, net of accumulated depreciation (1999-$1,014; 1998-$782)	15,582	14,868
Policy loans	232,126	232,670
Other long-term investments	68,890	70,078
Short-term investments	81,171	159,655

Total investments	8,650,762	8,513,394
Accrued investment income	101,120	100,395
Accounts and premiums receivable, net of allowance for uncollectible amounts (1999-$2,540; 1998-$4,304)	45,852	31,265
Reinsurance receivables	859,684	756,370
Deferred policy acquisition costs	1,011,524	841,425
Property and equipment, net	49,002	42,374
Other assets	27,712	34,632
Receivable from related parties	13,059
Assets related to separate accounts
Variable Annuity	1,778,618	1,285,952
Variable Universal Life	40,293	13,606
Other	3,517	3,482

	$12,581,143	$11,622,895

LIABILITIES
Policy liabilities and accruals:
Future policy benefits and claims	$4,566,426	$4,140,003
Unearned premiums	507,659	389,294

	5,074,085	4,529,297
Stable value investment contract deposits	2,680,009	2,691,697
Annuity deposits	1,639,231	1,519,820
Other policyholders' funds	116,815	219,356
Other liabilities	293,862	226,310
Accrued income taxes	(25,833)	(10,992)
Deferred income taxes	(32,335)	51,735
Note payable	2,338	2,363
Indebtedness to related parties	14,000	20,898
Liabilities related to separate accounts
Variable Annuity	1,778,618	1,285,952
Variable Universal Life	40,293	13,606
Other	3,517	3,482

Total liabilities	11,584,600	10,553,524

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE G
SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value	5,000	5,000
Shares authorized and issued: 5,000,000
Additional paid-in capital	327,992	327,992
Note receivable from PLC Employee Stock Ownership Plan	(5,148)	(5,199)
Retained earnings	814,777	686,519
Accumulated other comprehensive income
Net unrealized gains on investments (net of income tax: 1999-$(78,658); 1998-$29,646)	(146,080)	55,057

Total share-owner's equity	996,543	1,069,371

	$12,581,143	$11,622,895

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY
(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Total Share-Owner's Equity
Balance, December 31, 1996	$2	$5,000	$237,992	$(5,579)	$532,088	$6,688	$776,191

Net income for 1997					97,448		97,448
Increase in net unrealized gains on investments (net of income tax-$30,275)						56,225	56,225
Reclassification adjustment for amounts included in net income (net of income tax: $(638))						(1,186)	(1,186)

Comprehensive income for 1997							152,487

Preferred dividends ($50 per share)					(100)		(100)
Capital contribution from PLC			90,000				90,000
Decrease in note receivable from PLC ESOP				201			201

Balance, December 31, 1997	2	5,000	327,992	(5,378)	629,436	61,727	1,018,779

Net income for 1998					117,183		117,183
Decrease in net unrealized gains on investments (net of income tax — $(2,844))						(5,281)	(5,281)
Reclassification adjustment for amounts included in net income (net of income tax: $(747))						(1,389)	(1,389)

Comprehensive income for 1998							110,513

Common dividends ($12 per share)					(60,000)		(60,000)
Preferred dividends ($50 per share)					(100)		(100)
Decrease in note receivable from PLC ESOP				179			179

Balance, December 31, 1998	2	5,000	327,992	(5,199)	686,519	55,057	1,069,371

Net income for 1999					128,258		128,258
Decrease in net unrealized gains on investments (net of income tax — $(106,638))						(198,043)	(198,043)
Reclassification adjustment for amounts included In net income (net of income tax — $(1,666))						(3,094)	(3,094)

Comprehensive loss for 1999							(72,879)

Decrease in note receivable from PLC ESOP				51			51

Balance, December 31, 1999	$2	$5,000	$327,992	$(5,148)	$814,777	$(146,080)	$996,543

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	December 31
	1999	1998	1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$128,258	$117,183	$97,448
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment gains	(4,760)	(2,136)	(1,824)
Amortization of deferred policy acquisition costs	104,913	111,188	107,175
Capitalization of deferred policy acquisition costs	(239,483)	(192,838)	(135,211)
Depreciation expense	10,513	7,110	5,124
Deferred income taxes	24,234	14,925	(17,918)
Accrued income taxes	(14,841)	(11,933)	(5,558)
Interest credited to universal life and investment products	331,746	352,721	299,004
Policy fees assessed on universal life and investment products	(165,818)	(139,689)	(131,582)
Change in accrued investment income and other receivables	(119,183)	(159,362)	(158,798)
Change in policy liabilities and other policyholder funds of traditional life and health products	215,201	322,464	279,522
Change in other liabilities	67,552	(19,771)	65,393
Other (net)	(5,526)	(22,634)	(1,133)

Net cash provided by operating activities	332,806	377,228	401,642

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reduction of investments:
Investments available for sale	9,973,742	10,445,407	6,462,663
Other	243,280	198,559	324,242
Sale of investments:
Investment available for sale	537,343	1,080,265	1,108,058
Other	267,892	155,906	695,270
Cost of investments acquired:
Investments available for sale	(10,625,354)	(11,505,098)	(8,426,980)
Other	(864,100)	(662,350)	(718,335)
Acquisitions and bulk reinsurance assumptions	46,508		(169,124)
Purchase of property and equipment	(18,075)	(13,077)	(6,087)
Sale of property and equipment	151		2,681

Net cash used in investing activities	(438,613)	(300,388)	(727,612)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit arrangements and long-term debt	4,351,177	1,975,800	1,159,538
Capital contribution from PLC			90,000
Principal payments on line of credit arrangements and long-term debt	(4,351,203)	(1,973,437)	(1,159,538)
Principal payment on surplus note to PLC	(4,000)	(2,000)	(4,693)
Dividends to share owner		(60,100)	(100)
Investment product deposits and change in universal life deposits	1,300,736	981,124	910,659
Investment product withdrawals	(1,190,903)	(1,037,424)	(745,083)

Net cash provided by (used in) financing activities	105,807	(116,037)	250,783

INCREASE(DECREASE) IN CASH	0	(39,197)	(75,187)
CASH AT BEGINNING OF YEAR	0	39,197	114,384

CASH AT END OF YEAR	$0	$0	$39,197

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
Interest on debt	$5,611	$8,338	$4,343
Income taxes	$56,192	$57,429	$70,133
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Reduction of principal on note from ESOP	$51	$179	$201
Acquisitions and bulk reinsurance assumptions
Assets acquired	$12,502	$247,894	$1,114,832
Liabilities assumed	(12,502)	(380,405)	(902,267)

Net	$0	$(132,511)	$212,565

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in tables are in thousands)

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

    The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries ("Protective") are prepared on the basis of accounting principles generally accepted in the United Sates. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

  Entities Included

    The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company.

  Nature of Operations

    Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, dental insurance and managed care services, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. Protective also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies.

   The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

  Recently Issued Accounting Standards

    In 1997 Protective adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"; SFAS No. 130, "Reporting Comprehensive Income"; and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

   In 1998 PLC adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits."

   In 1999, Protective adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments" issued by the American Institute of Certified Public Accountants.

   The adoption of these accounting standards did not have a material effect on PLC's or Protective's financial statements.

   The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, SFAS No. 133 will require Protective to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owner's equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect Protective's operations, adoption will introduce volatility into Protective's reported net income and share-owner's equity as interest rates change. Protective has not estimated the potential effect SFAS No. 133 will have on its net income and share-owner's equity.

  Investments

    Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale".

   Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds, and redeemable preferred stocks) — at current market value. Where market values are unavailable, Protective obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

  •
  Equity securities (common and nonredeemable preferred stocks) — at current market value.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Investment real estate — at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

  •
  Policy loans — at unpaid balances.

  •
  Other long-term investments — at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

  •
  Short-term investments — at cost, which approximates current market value.

   Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.8 million in bank deposits voluntarily restricted as to withdrawal.

   As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax reported as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective's operations, its reported share-owner's equity will fluctuate significantly as interest rates change.

   Protective's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

	1999	1998
Total investments	$8,894,426	$8,412,167
Deferred policy acquisition costs	992,518	857,949
All other assets	2,918,857	2,268,076

	$12,805,801	$11,538,192

Deferred income taxes	$46,243	$22,089
All other liabilities	11,616,935	10,501,789

	11,663,178	10,523,878
Share-owner's equity	1,142,623	1,014,314

	$12,805,801	$11,538,192

   Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

  Derivative Financial Instruments

    Protective has not used derivative financial instruments for trading purposes. Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized gains and losses on certain contracts are deferred and amortized over the life of the hedged asset or liability, and such amortization is recorded in investment income or interest expense. Any unamortized gain or loss is recorded as a realized investment gain or loss upon the early termination of a hedged asset or liability, or when the anticipated transaction is no longer likely to occur. No realized gains or losses were deferred in 1999 and 1998.

   Protective uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest and from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. Amounts paid or received related to the initiation of certain interest rate swap contracts are deferred and amortized over the life of the related financial instrument, and subsequent periodic settlements are recorded in investment income or interest expense. Gains or losses on contracts terminated upon the early termination of the related financial instrument are recorded as realized investment gains or losses. Amounts paid related to the initiation of interest rate swap contracts were $1.4 million and $1.0 million in 1999 and 1998 respectively. No amounts were received in 1999 and 1998.

   At December 31, 1999, contracts with a notional amount of $1,328.9 million were in a $2.1 million net unrealized gain position. At December 31, 1998, contracts with a notional amount of $1,623.1 million were in a $5.4 million net unrealized gain position. Protective recognized $3.8 million in realized investment gains related to derivative financial instruments in 1999.

   Protective's derivative financial instruments are with highly rated counterparties.

  Cash

    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. Protective has deposits with certain financial institutions which exceed federally insured limits. Protective has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

  Property and Equipment

    Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

   Property and equipment consisted of the following at December 31:

	1999	1998
Home office building	$40,524	$37,959
Other, principally furniture and equipment	54,412	58,958

	94,936	96,917
Accumulated depreciation	45,934	54,543

	$49,002	$42,374

  Separate Accounts

    The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

  Revenues and Benefits Expense

  •
  Traditional Life, Health, and Credit Insurance Products — Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

  Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

   Activity in the liability for unpaid claims is summarized as follows:

	1999	1998	1997
Balance beginning of year	$90,332	$106,121	$108,159
Less reinsurance	20,019	18,673	6,423

Net balance beginning of year	70,313	87,448	101,736

Incurred related to:
Current year	311,002	288,015	258,322
Prior year	(5,574)	(10,198)	(14,540)

Total incurred	305,428	277,817	243,782

Paid related to:
Current year	264,298	236,001	203,381
Prior year	40,197	58,951	58,104

Total paid	304,495	294,952	261,485

Other changes:
Acquisitions and reserve transfers	1,668	0	3,415

Net balance end of year	72,914	70,313	87,448
Plus reinsurance	47,661	20,019	18,673

Balance end of year	120,575	$90,332	$106,121

  •
  Universal Life and Investment Products — Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.4% to 9.4% in 1999.

  Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

  Deferred Policy Acquisition Costs

    Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized

Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

   The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $340.6 million and $370.3 million at December 31, 1999 and 1998, respectively. During 1999 $13.3 million of present value of future profits was capitalized (relating to acquisitions made during the year) and $43.0 million was amortized. During 1998 $132.5 million of present value of future profits was capitalized, and $37.1 million was amortized.

  Income Taxes

    Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

  Reclassifications

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owner's equity.

NOTE B — RECONCILIATION WITH STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with accounting principals generally accepted in the United States (GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stock-owner's equity, (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

   The reconciliations of net income and share-owner's equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owners' Equity
	1999	1998	1997	1999	1998	1997
In conformity with statutory reporting practices:-(1)	$75,114	$147,077	$134,417	$567,634	$531,956	$579,111
Additions (deductions) by adjustment:
Deferred policy acquisition costs, net of amortization	120,644	68,155	10,310	1,011,524	841,425	632,605
Deferred income tax	(25,675)	(14,925)	13,981	32,335	(51,735)	(49,417)
Asset Valuation Reserve				41,104	66,922	67,369
Interest Maintenance Reserve	(226)	(1,355)	(1,434)	19,328	15,507	9,809
Nonadmitted items				51,350	42,835	30,500
Other timing and valuation adjustments	72,527	(76,214)	(54,494)	(467,130)	(282,480)	(215,448)
Noninsurance affiliates	20,698	18,171	17,530			(4)
Consolidation elimination	(134,824)	(23,726)	(22,862)	(259,602)	(95,059)	(35,746)

In conformity with generally accepted accounting principles	$128,258	$117,183	$97,448	$996,543	$1,069,371	$1,018,779

(1)	Consolidated

   As of December 31, 1999, Protective and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $53.6 million.

   The National Association of Insurance Commissioners has adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification changes current statutory accounting rules in several areas. Protective has not estimated the potential effect the Codification may have on the statutory capital of Protective and its insurance subsidiaries. The Codification will become effective January 1, 2001.

NOTE C — INVESTMENT OPERATIONS

    Major categories of net investment income for the years ended December 31 are summarized as follows:

	1999	1998	1997
Fixed maturities	$466,957	$463,416	$396,255
Equity securities	775	905	1,186
Mortgage loans on real estate	172,027	158,461	161,604
Investment real estate	1,949	1,224	2,004
Policy loans	15,994	12,346	11,370
Other, principally short-term investments	20,244	16,536	21,876

	677,946	652,888	594,295
Investment expenses	54,715	49,093	36,807

	$623,231	$603,795	$557,488

   Realized investment gains (losses) for the years ended December 31 are summarized as follows:

	1999	1998	1997
Fixed maturities	$13,049	$4,374	$(8,355)
Equity securities	(3,371)	(4,465)	5,975
Mortgage loans and other investments	(4,918)	2,227	4,204

	$4,760	$2,136	$1,824

   Protective recognizes permanent impairments through changes to an allowance for uncollectible amounts on investments. The allowance totaled $20.4 million at December 31, 1999 and $24.1 million at December 31, 1998. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, Protective had net realized investment gains of $1.0 million in 1999, net realized investment gains of $3.2 million in 1998, and net realized investment losses of $6.1 million in 1997.

   In 1999, gross gains on the sale of investments available for sale (fixed maturities, equity securities and short-term investments) were $48.8 million and gross losses were $33.6 million. In 1998, gross gains were $32.3 million and gross losses were $32.5 million. In 1997, gross gains were $21.3 million and gross losses were $23.5 million.

   The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed	$2,619,918	$18,491	$101,150	$2,537,259
United States Government and authorities	154,954	138	1,257	153,835
States, municipalities, and political subdivisions	27,254	7	295	26,966
Public utilities	537,834	301	14,690	523,445
Convertibles and bonds with warrants	693	0	155	538
All other corporate bonds	3,176,016	5,938	149,591	3,032,363
Redeemable preferred stocks	1,182	19	0	1,201

	6,517,851	24,894	267,138	6,275,607
Equity securities	32,092	644	2,040	30,696
Short-term investments	81,171	0	0	81,171

	$6,631,114	$25,538	$269,178	$6,387,474

1998	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed	$2,581,561	$41,626	$33,939	$2,589,248
United States Government and authorities	72,697	2,812	0	75,509
States, municipalities, and political subdivisions	29,521	1,131	0	30,652
Public utilities	533,082	15,066	0	548,148
Convertibles and bonds with warrants	694	0	179	515
All other corporate bonds	3,083,782	98,992	32,629	3,150,145
Redeemable preferred stocks	5,937	108	0	6,045

	6,307,274	159,735	66,747	6,400,262
Equity securities	15,151	456	3,349	12,258
Short-term investments	159,655	0	0	159,655

	$6,482,080	$160,191	$70,096	$6,572,175

   The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

1999	Amortized Cost	Estimated Market Values
Due in one year or less	$321,155	$320,601
Due after one year through five years	2,913,620	2,863,873
Due after five years through ten years	2,152,116	2,049,482
Due after ten years	1,130,960	1,041,651

	$6,517,851	$6,275,607

1998	Amortized Cost	Estimated Market Values
Due in one year or less	$705,859	$709,686
Due after one year through five years	3,255,973	3,325,078
Due after five years through ten years	1,655,055	1,690,581
Due after ten years	690,387	674,917

	$6,307,274	$6,400,262

   The approximate percentage distribution of Protective's fixed maturity investments by quality rating at December 31 is as follows:

Rating	1999	1998
AAA	37.5%	34.3%
AA	6.3	6.2
A	26.6	29.4
BBB	25.7	26.5
BB or less	3.8	3.5
Redeemable preferred stocks	0.1	0.1

	100.0%	100.0%

   At December 31, 1999 and 1998, Protective had bonds which were rated less than investment grade of $243.6 million and $222.9 million, respectively, having an amortized cost of $293.1 million and $252.0 million, respectively. At December 31, 1999, approximately $81.5 million of the bonds rated less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Approximately $910.4 million of bonds are not publicly traded.

   The change in unrealized gains (losses), net of income tax on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	1999	1998	1997
Fixed maturities	$(217,901)	$(21,705)	$72,741
Equity securities	973	4,605	(8,813)

Note C — Investment Operations

    At December 31, 1999, all of Protective's mortgage loans were commercial loans of which 79% were retail, 8% were apartments, 6% were office buildings, and 6% were warehouses. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 74% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Florida, Texas, Georgia, Tennessee, North Carolina, Virginia, Alabama, South Carolina, Washington, Kentucky, Ohio, and Mississippi.

   Many of the mortgage loans have call provisions after 3 to 10 years. Assuming the loans are called at their next call dates, approximately $109.6 million would become due in 2001, $408.8 million in 2002 to 2005, and $333.6 million in 2006 to 2010.

   At December 31, 1999, the average mortgage loan was approximately $2.0 million, and the weighted average interest rate was 7.8%. The largest single mortgage loan was $17.0 million.

   At December 31, 1999 and 1998, Protective's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $22.9 million and $11.7 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

   Certain investments, principally real estate, with a carrying value of $36.3 million were non-income producing for the twelve months ended December 31, 1999.

   Policy loan interest rates generally range from 4.5% to 8.0%.

Note D — Federal Income Taxes

    Protective's effective income tax rate varied from the maximum federal income tax rate as follows:

	1999	1998	1997
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt interest	(0.1)	(0.1)	(0.2)
Low-income housing credit	(0.5)	(0.5)	(0.6)
Tax benefits arising from prior acquisitions and other adjustments	0.3	0.1	0.7
State income taxes	1.6	0.5

Effective income tax rate	36.3%	35.0%	34.9%

   The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

   Details of the deferred income tax provision for the years ended December 31 are as follows:

	1999	1998	1997
Deferred policy acquisition costs	$46,175	$60,746	$7,054
Benefit and other policy liability changes	(27,158)	(41,268)	(23,564)
Temporary differences of investment income	6,655	(3,491)	2,516
Other items	3	(1,062)	13

	$25,675	$14,925	$(13,981)

   The components of Protective's net deferred income tax liability as of December 31 were as follows:

	1999	1998
Deferred income tax assets:
Policy and policyholder liability reserves	$217,642	$190,328
Unrealized loss on investments	70,421
Other	2,088	2,091

	290,151	192,419

Deferred income tax liabilities:
Deferred policy acquisition costs	257,816	211,641
Unrealized gain on investments		32,513

	257,816	244,154

Net deferred income tax liability	$(32,335)	$51,735

   Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1999 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $840.3 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

   Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

Note E — Debt

    At December 31, 1999, PLC had borrowed $55.0 million at a rate of 6.7%. PLC had also borrowed $59.0 million at a rate of 6.6% under a term note that contains, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

   Protective has arranged sources of credit to temporarily fund scheduled investment commitments. Protective expects that the rate received on its investments will equal or exceed its borrowing rate. Protective had no such temporary borrowings outstanding at December 31, 1999 and 1998. Also, Protective has a mortgage note on investment real estate amounting to approximately $2.3 million that matures in 2003.

   Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 1999, the balance of the surplus debenture was $14.0 million. The debenture matures in 2003.

   Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

   Interest expense on borrowed money totaled $5.1 million, $8.3 million, and $4.3 million, in 1999, 1998, and 1997, respectively.

Note F — Recent Acquisitions

    In June 1997, Protective acquired West Coast Life Insurance Company ("West Coast"). In September 1997, Protective acquired the Western Diversified Group. In October 1997, Protective coinsured a block of credit policies.

   In October 1998 Protective coinsured a block of life insurance policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.

   In September 1999, Protective recaptured a block of credit life and disability policies which it had previously ceded.

   These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

Note G — Commitments and Contingent Liabilities

    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

   A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states including Alabama, (where Protective maintains its headquarters) juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. Protective and its subsidiaries, like other financial service companies, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. Although the outcome of any litigation or arbitration cannot be predicted, Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

Note H — Share-Owner's Equity and Restrictions

    At December 31, 1999, approximately $736.0 million of consolidated share-owner's equity excluding net unrealized gains on investments, represented net assets of Protective and its subsidiaries that cannot be transferred to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2000 is estimated to be $175.5 million.

Note I — Preferred Stock

    PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company ("PL&A"). Prior to November 1998, the stock paid, when and if declared, annual minimum cumulative dividends of $50 per share, and noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1 million. PL&A paid no preferred dividends during 1999. Dividends of $0.1 million were paid to PLC in 1998, and 1997. Effective November 3, 1998, PL&A's articles of incorporation were amended such that the provision for an annual minimum cumulative dividend was removed.

Note J — Related Party Matters

    On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan ("ESOP"). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $5.1 million at December 31, 1999, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

   Protective leases furnished office space and computers to affiliates. Lease revenues were $3.7 million in 1999, $3.0 million in 1998, and $3.1 million in 1997. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $69.2 million, $56.2 million, and $51.6 million in 1999, 1998, and 1997, respectively. Commissions paid to affiliated marketing organizations of $11.4 million, $8.4 million, and $5.2 million in 1999, 1998, and 1997, respectively, were included in deferred policy acquisition costs.

   Certain corporations with which PLC's directors were affiliated paid Protective premiums, policy fees, or deposits for various types of insurance and investment products. Such premiums, policy fees, and deposits amounted to $56.4 million, $28.6 million and $21.4 million in 1999, 1998, and 1997, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $16.9 million, $7.3 million and $5.4 million in 1999, 1998, and 1997, respectively.

   For a discussion of indebtedness to related parties, see Note E.

Note K — Operating Segments

    Protective operates seven divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of Protective responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

Life Insurance

    Individual Life Division. The Individual Life Division markets level premium term and term-like insurance products, universal life, and variable universal life on a national basis primarily through networks of independent insurance agents.

   West Coast Division. The West Coast Division sells universal life and level premium term-like insurance products in the life insurance brokerage market and in the "bank owned life insurance" market.

   Acquisitions Division. The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division's primary focus is on life insurance policies sold to individuals.

Specialty Insurance Products

    Dental and Consumer Benefits Division. The Division's primary focus is on indemnity and prepaid dental products. In 1997, the Division exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products.

   Financial Institutions Division. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division also includes a small property casualty insurer that sells automobile service contracts.

Retirement Savings and Investment Products

    Stable Value Products Division. The Stable Value Products Division markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The Division also offers related products, including fixed and floating rate funding agreements offered to the trustees of municipal bond proceeds, bank trust departments, and money market funds, and long-term annuity contracts offered to fund certain state obligations.

   Investment Products Division. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's sales force.

Corporate and Other

    Protective has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt).

   Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

   Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

   There are no significant intersegment transactions.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in tables are in thousands)

NOTE K — OPERATING SEGMENTS

    Operating segment income and assets for the years ended December 31 are as follows:

	Life Insurance
Operating Segment Income	Individual Life	West Coast	Acquisitions
1999
Premiums and policy fees	$274,598	$87,226	$148,620
Reinsurance ceded	(182,092)	(64,019)	(33,754)

Net of reinsurance ceded	92,506	23,207	114,866
Net investment income	59,916	78,128	129,806
Realized investment gains (losses)
Other income	(2,250)	1,302	(9)

Total revenues	150,172	102,637	244,663

Benefits and settlement expenses	74,455	73,176	129,581
Amortization of deferred policy acquisition costs	23,434	6,047	19,444
Other operating expenses	20,850	(2,649)	31,178

Total benefits and expenses	118,739	76,574	180,203

Income before income tax	31,433	26,063	64,460
Income tax expense

Net income

1998
Premiums and policy fees	$228,701	$75,757	$125,329
Reinsurance ceded	(102,533)	(53,377)	(28,594)

Net of reinsurance ceded	126,168	22,380	96,735
Net investment income	55,779	63,492	112,154
Realized investment gains (losses)
Other income	70	6	1,713

Total revenues	182,017	85,878	210,602

Benefits and settlement expenses	106,308	54,617	112,051
Amortization of deferred policy acquisition costs	30,543	4,924	18,894
Other operating expenses	14,983	5,354	26,717

Total benefits and expenses	151,834	64,895	157,662

Income before income tax	30,183	20,983	52,940
Income tax expense

Net income

1997
Premiums and policy fees	$182,746	$41,290	$120,504
Reinsurance ceded	(55,266)	(27,168)	(17,869)

Net of reinsurance ceded	127,480	14,122	102,635
Net investment income	54,593	30,194	110,155
Realized investment gains (losses)
Other income	617		10

Total revenues	182,690	44,316	212,800

Benefits and settlement expenses	114,678	28,304	116,506
Amortization of deferred policy acquisition costs	27,354	961	16,606
Other operating expenses	18,178	6,849	23,016

Total benefits and expenses	160,210	36,114	156,128

Income before income tax	22,480	8,202	56,672
Income tax expense

Net income

Operating Segment Assets
1999
Investments and other assets	$1,205,968	$1,343,517	$1,553,954
Deferred policy acquisition costs	379,117	200,605	235,903

Total assets	$1,585,085	$1,544,122	$1,789,857

Operating Segment Assets
1998
Investments and other assets	$1,076,202	$1,149,642	$1,600,123
Deferred policy acquisition costs	301,941	144,455	255,347

Total assets	$1,378,143	$1,294,097	$1,855,470

1997
Investments and other assets	$960,316	$910,030	$1,401,294
Deferred policy acquisition costs	252,321	108,126	138,052

Total assets	$1,212,637	$1,018,156	$1,539,346

(1)Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

	Specialty Insurance Products		Retirement Savings and Investment Products
Operating Segment Income	Dental and Consumer Benefits	Financial Institutions	Stable Value Products	Investment Products	Corporate and Other	Adjustments(1)	Total Consolidated
1999
Premiums and policy fees	$317,360	$284,891		$24,248	$313		$1,137,256
Reinsurance ceded	(81,240)	(176,928)					(538,033)

Net of reinsurance ceded	236,120	107,963		24,248	313		599,223
Net investment income	14,915	24,121	$210,208	106,599	(462)		623,231
Realized investment gains (losses)			(549)	1,446		$3,863	4,760
Other income	6,277	15,831		2,146	3,805		27,102

Total revenues	257,312	147,915	209,659	134,439	3,656		1,254,316

Benefits and settlement expenses	172,166	55,899	175,290	88,642	2,318		771,527
Amortization of deferred policy acquisition costs	10,705	24,718	744	19,820	1		104,913
Other operating expenses	56,396	44,728	4,709	14,617	6,610		176,439

Total benefits and expenses	239,267	125,345	180,743	123,079	8,929		1,052,879

Income before income tax	18,045	22,570	28,916	11,360	(5,273)		201,437
Income tax expense						73,179	73,179

Net income							$128,258

1998
Premiums and policy fees	$277,316	$301,230		$18,809	$198		$1,027,340
Reinsurance ceded	(85,753)	(188,958)					(459,215)

Net of reinsurance ceded	191,563	112,272		18,809	198		568,125
Net investment income	15,245	25,068	$213,136	105,827	13,094		603,795
Realized investment gains (losses)			1,609	1,318		$(791)	2,136
Other income	4,295	10,302		1,799	2,016		20,201

Total revenues	211,103	147,642	214,745	127,753	15,308		1,194,257

Benefits and settlement expenses	140,632	52,629	178,745	85,045	469		730,496
Amortization of deferred policy acquisition costs	10,352	28,526	735	17,213	1		111,188
Other operating expenses	49,913	48,837	2,876	14,428	9,120		172,228

Total benefits and expenses	200,897	129,992	182,356	116,686	9,590		1,013,912

Income before income tax	10,206	17,650	32,389	11,067	5,718		180,345
Income tax expense						63,162	63,162

Net income							$117,183

1997
Premiums and policy fees	$260,590	$196,694		$12,367	$229		$814,420
Reinsurance ceded	(109,480)	(124,431)					(334,214)

Net of reinsurance ceded	151,110	72,263		12,367	229		480,206
Net investment income	23,810	16,341	$211,915	105,196	5,284		557,488
Realized investment gains (losses)			(3,180)	589		$4,415	1,824
Other income	1,278	3,033		(192)	1,403		6,149

Total revenues	176,198	91,637	208,735	117,960	6,916		1,045,667

Benefits and settlement expenses	110,148	27,643	179,235	82,019	339		658,872
Amortization of deferred policy acquisition costs	15,711	30,812	618	15,110	3		107,175
Other operating expenses	38,572	20,165	3,945	12,312	6,833		129,870

Total benefits and expenses	164,431	78,620	183,798	109,441	7,175		895,917

Income before income tax	11,767	13,017	24,937	8,519	(259)		149,750
Income tax expense						52,302	52,302

Net income							$97,448

Operating Segment Assets
1999
Investments and other assets	$197,673	$727,857	$2,766,178	$3,355,863	$418,609		$11,569,619
Deferred policy acquisition costs	25,819	51,339	1,156	117,577	8		1,011,524

Total assets	$223,492	$779,196	$2,767,334	$3,473,440	$418,617		$12,581,143

Operating Segment Assets
1998
Investments and other assets	$197,337	$645,909	$2,869,304	$2,542,536	$700,417		$10,781,470
Deferred policy acquisition costs	23,836	39,212	1,448	75,177	9		841,425

Total assets	$221,173	$685,121	$2,870,752	$2,617,713	$700,426		$11,622,895

1997
Investments and other assets	$208,071	$536,058	$2,887,732	$2,313,279	$525,896		$9,742,676
Deferred policy acquisition costs	22,459	52,836	1,785	56,074	952		632,605

Total assets	$230,530	$588,894	$2,889,517	$2,369,353	$526,848		$10,375,281

(1)Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

Note L — Employee Benefit Plans

    PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. However, approximately 81% of the participants in the plan are employees of Protective. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum finding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

   The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

	1999	1998
Projected benefit obligation, beginning of the year	$36,547	$30,612
Service cost - benefits earned during the year	3,270	2,585
Interest cost - on projected benefit obligation	2,779	2,203
Actuarial gain (loss)	(5,729)	2,115
Plan amendment	32	160
Benefits paid	(369)	(1,128)

Projected benefit obligation, end of the year	36,530	36,547

Fair value of plan assets beginning of the year	$25,147	$21,763
Actual return on plan assets	2,594	1,689
Employer contribution	7,048	2,823
Benefits paid	(369)	(1,128)

Fair value of plan assets end of the year	$34,420	25,147

Plan assets less than the projected benefit obligation	$(2,110)	$(11,400)
Unrecognized net actuarial loss from past experience different from that assumed	2,601	9,069
Unrecognized prior service cost	569	652
Unrecognized net transition asset	(17)	(34)

Net pension liability recognized in balance sheet	$1,043	$(1,713)

   Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	1999	1998	1997
Service cost	$3,270	$2,585	$2,112
Interest cost	2,779	2,203	2,036
Expected return on plan assets	(2,348)	(1,950)	(1,793)
Amortization of prior service cost	115	112	100
Amortization of transition asset	(17)	(17)	(17)
Recognized net actuarial loss	494	305	152

Net pension cost	$4,293	$3,238	$2,590

   Protective's share of the net pension cost was $3.6 million, $2.6 million, and $1.8 million, in 1999, 1998, and 1997, respectively.

   Assumptions used to determine the benefit obligations as of December 31 were as follows:

	1999	1998	1997
Weighted average discount rate	8.00%	6.75%	7.25%
Rates of increase in compensation level	5.75%	4.75%	5.25%
Expected long-term rate of return on assets	8.50%	8.50%	8.50%

   Assets of the pension plan are included in the general assets of Protective. Until recently, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees. Beginning July 1, 1999, retiree obligations are being fulfilled from pension plan assets.

   PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal income tax law. At December 31, 1999 and 1998, the projected benefit obligation of this plan totaled $13.1 million and $11.7 million, respectively, of which $8.3 million and $7.8 million, respectively, have been recognized in PLC's financial statements.

   Net pension cost of the excess benefits plan includes the following components for the years ended December 31:

	1999	1998	1997
Service cost	$695	$611	$544
Interest cost	887	722	651
Plan amendment			351
Amortization of prior service cost	113	112	112
Amortization of transition asset	37	37	37
Recognized net actuarial loss	265	173	180

Net pension cost	$1,997	$1,655	$1,875

   In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1999 and 1998, the liability for such benefits totaled $1.2 million. The expense recorded by PLC was $0.1 million in 1999, 1998 and 1997. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

   Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

   PLC sponsors a defined contribution plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. PLC established an Employee Stock Ownership Plan ("ESOP") to match voluntary employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 1999, PLC had committed up to 120,812 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million in 1999, 1998, and 1997.

   PLC sponsors a deferred compensation plan for certain directors, officers, agents, and others. Compensation deferred is credited to the participants in cash, PLC Common Stock, or as a combination thereof.

Note M — Stock Based Compensation

    Certain Protective employees participate in PLC's Long-Term Incentive Plan (previously known as the Performance Share Plan) and receive stock appreciation rights (SARs) from PLC.

   Since 1973 PLC has had a Long-Term Incentive Plan (previously known as the Performance Share Plan) to motivate senior management to focus on PLC's long-range earnings performance through the awarding of performance shares. The criterion for payment of performance share awards is based upon a comparison of PLC's average return on average equity and total rate of return over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life and multiline insurance companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by share owners in 1992 and 1997, up to 6,400,000 shares may be issued in payment of awards. The number of shares granted in 1999, 1998, and 1997 were 99,380, 71,340 and 98,780, respectively, having an approximate market value on the grant date of $3.4 million, $2.3 million, and $2.0 million, respectively. At December 31, 1999, outstanding awards measured at target and maximum payouts were 424,960 and 571,396 shares, respectively. The expense recorded by PLC for the Long-Term Incentive Plan was $3.4 million, $2.7 million, and $2.7 million in 1999, 1998, and 1997, respectively.

   During 1996, stock appreciation rights (SARs) were granted to certain executives of PLC to provide long-term incentive compensation based on the performance of PLC's Common Stock. Under this arrangement PLC will pay (in shares of PLC Common Stock) an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1999 was 675,000. The SARs have a base price of $17.4375 per share of PLC Common Stock (the market price on the grant date was $17.50 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by PLC for the SARs was $0.6 million in 1999, 1998 and 1997.

Note N — Reinsurance

    Protective assumes risks from, and reinsures certain of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of Protective's new life insurance and credit insurance sales are being reinsured. Protective reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

   Protective has reinsured approximately $93.5 billion, $64.8 billion, and $34.1 billion in face amount of life insurance risks with other insurers representing $364.7 million, $294.4 million, and $147.2 million of premium income for 1999, 1998, and 1997, respectively. Protective has also reinsured accident and health risks representing $172.8 million, $164.8 million, and $187.7 million of premium income for 1999, 1998, and 1997, respectively. In 1999 and 1998, policy and claim reserves relating to insurance ceded of $739.3 million and $658.7 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 1999 and 1998, Protective had paid $46.8 million and $22.8 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1999, Protective had receivables of $74.0 million related to insurance assumed.

Note O — Estimated Fair Values of Financial Instruments

    The carrying amount and estimated fair values of Protective's financial instruments at December 31 are as follows:

	1999		1998
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Values
Assets (see Notes A and C):
Investments:
Fixed maturities	$6,275,607	$6,275,607	$6,400,262	$6,400,262
Equity securities	30,696	30,696	12,258	12,258
Mortgage loans on real estate	1,946,690	1,909,026	1,623,603	1,774,379
Short-term investments	81,171	81,171	159,655	159,655
Liabilities (see Notes A and E):
Guaranteed investment contract deposits	2,680,009	2,649,616	2,691,697	2,751,007
Annuity deposits	1,639,231	1,598,993	1,519,820	1,513,148
Notes payable	2,338	2,338	2,363	2,363
Other (see Note A):
Derivative Financial Instruments	5,273	3,564	986	6,426

   Except as noted below, fair values were estimated using quoted market prices. Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date. Protective believes the fair value of its short-term investments and notes payable to banks approximates book value due to either being short-term or having a variable rate of interest. Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively. Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

   Protective estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair value represents the net amount of cash Protective would have received (or paid) had the contracts been terminated on December 31.

Note P — Subsequent Event

    On January 20, 2000, Protective acquired the Lyndon Insurance Group ("Lyndon"). Lyndon manufactures and markets a variety of specialty insurance products including credit insurance, and vehicle and marine service agreements.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	Stable Value and Annuity Deposits and Other Policyholders' Funds	Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses(1)
Year Ended
December 31, 1999:
Life Insurance
Individual Life	$379,117	$1,210,188	$338	$17,159	$92,506	$59,916	$74,455	$23,434	$20,851
West Coast	200,605	1,279,554	0	74,831	23,208	78,126	73,176	6,047	(2,649)
Acquisitions	235,903	1,374,445	558	260,267	114,866	129,806	129,581	19,444	31,178
Specialty Insurance Products
Dental and Consumer Benefits	25,819	126,592	2,994	74,204	236,120	14,915	172,165	10,705	56,396
Financial Institutions	51,339	150,888	503,735	9,044	107,962	24,122	55,899	24,718	44,728
Retirement Savings and Investment Products
Stable Value Products	1,156	167,415	0	2,680,009	0	210,209	175,291	744	4,708
Investment Products	117,577	254,492	0	1,320,453	24,248	106,599	88,642	19,820	14,617
Corporate and Other	8	2,852	34	88	313	(462)	2,318	1	6,610

TOTAL	$1,011,524	$4,566,426	$507,659	$4,436,055	$599,223	$623,231	$771,527	$104,913	$176,439

Year Ended
December 31, 1998:
Life Insurance
Individual Life	$301,941	$1,054,253	$355	$10,802	$126,168	$55,779	$106,308	$30,543	$14,983
West Coast	144,455	1,006,280	0	77,254	22,380	63,492	54,617	4,924	5,354
Acquisitions	255,347	1,383,759	553	233,846	96,735	112,154	112,051	18,894	26,717
Specialty Insurance Products
Dental and Consumer Benefits	23,836	111,916	3,341	78,224	191,563	15,245	140,632	10,352	49,913
Financial Institutions	39,212	215,451	385,006	105,434	112,272	25,068	52,629	28,526	48,837
Retirement Savings and Investment Products
Stable Value Contracts	1,448	172,674	0	2,691,697	0	213,136	178,745	735	2,876
Investment Products	75,177	194,726	0	1,233,528	18,809	105,827	85,045	17,213	14,428
Corporate and Other	9	944	39	88	198	13,094	469	1	9,120

TOTAL	$841,425	$4,140,003	$389,294	$4,430,873	$568,125	$603,795	$730,496	$111,188	$172,228

Year Ended
December 31, 1997:
Life Insurance
Individual Life	$252,321	$920,924	$356	$16,334	$127,480	$54,593	$114,678	$27,354	$18,178
West Coast	108,126	739,463	0	95,495	14,122	30,194	28,304	961	6,849
Acquisitions	138,052	1,025,340	1,437	311,150	102,635	110,155	116,506	16,606	23,016
Specialty Insurance Products
Dental and Consumer Benefits	22,459	120,925	2,536	80,654	151,110	23,810	110,148	15,711	38,572
Financial Institutions	52,836	159,422	391,085	6,791	72,263	16,341	27,643	30,812	20,165
Retirement Savings and Investment Products
Stable Value Products	1,785	180,690	0	2,684,676	0	211,915	179,235	618	3,945
Investment Products	56,074	177,150	0	1,184,268	12,367	105,196	82,019	15,110	12,312
Corporate and Other	952	380	1,282	185	229	5,284	339	3	6,833

TOTAL	$632,605	$3,324,294	$396,696	$4,379,553	$480,206	$557,488	$658,872	$107,175	$129,870

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

S-1

SCHEDULE IV — REINSURANCE
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(Dollars in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31,1999:
Life insurance in force	$120,577,512	$92,566,755	$9,239,074	$37,249,831	24.8%

Premiums and policy fees:
Life insurance	$540,430	$364,680	$131,855	$307,605	42.9%
Accident and health insurance	403,491	172,852	27,266	257,905	10.6%
Property and liability insurance	34,104	501	110	33,713	0.3%

TOTAL	$978,025	$538,033	$159,231	$599,223

Year Ended December 31,1998:
Life insurance in force	$91,980,657	$64,846,246	$18,010,434	$45,144,845	39.9%

Premiums and policy fees:
Life insurance	$537,002	$294,363	$87,965	$330,604	26.6%
Accident and health insurance	361,705	164,852	14,279	211,132	6.8%
Property and liability insurance	26,389			26,389	0.0%

TOTAL	$925,096	$459,215	$102,244	$568,125

Year Ended December 31,1997:
Life insurance in force	$78,240,282	$34,139,554	$11,013,202	$55,113,930	20.0%

Premiums and policy fees:
Life insurance	$387,108	$147,184	$74,738	$314,662	23.8%
Accident and health insurance	336,575	187,539	10,510	159,546	6.7%
Property and liability insurance	6,139	176	35	5,998	0.6%

TOTAL	$729,822	$334,899	$85,283	$480,206

S-2

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SUMMARY
DESCRIPTION OF THE CONTRACT
SURRENDERS
DEATH BENEFIT
ANNUITY BENEFITS
INVESTMENTS BY PROTECTIVE
OTHER CONTRACT PROVISIONS
DISTRIBUTION OF THE CONTRACTS
FEDERAL TAX MATTERS
PROTECTIVE LIFE INSURANCE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
AGGREGATED FY-END OPTION/SAR VALUES
OTHER PLANS AND ARRANGEMENTS
EMPLOYMENT CONTINUATION AGREEMENTS
LEGAL PROCEEDINGS
EXPERTS
LEGAL MATTERS
REGISTRATION STATEMENT
APPENDIX A MATTERS RELATING TO CONTRACTS OFFERED IN CERTAIN STATES AFTER SEPTEMBER 10, 1991 AND PRIOR TO MAY 1, 1996
APPENDIX B MATTERS RELATING TO CONTRACTS OFFERED IN CERTAIN STATES PRIOR TO SEPTEMBER 10, 1991
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME (Dollars in thousands)
CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY (Dollars in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES (in thousands)
SCHEDULE IV — REINSURANCE PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES (Dollars in thousands)